                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of MAY, 2003
                         -------------------------------

                       Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                 (Translation of Registrant's Name into English)

                                Indosat Building
                          Jalan Medan Merdeka Barat, 21
                            Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F   X        Form 40-F ____
                            -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes  _____     No     X
                                            -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

       Consolidated Financial Statements
       March 31, 2002 and 2003
       (Indonesian Currency)

       PT INDONESIAN SATELLITE CORPORATION Tbk
       AND SUBSIDIARIES

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 and 2003

                                Table of Contents

                                                                                   Page
Consolidated Balance Sheets .................................................     1 - 4

Consolidated Statements of Income ...........................................     5 - 6

Consolidated Statements of Changes in Stockholders' Equity ..................     7 - 8

Consolidated Statements of Cash Flows .......................................    9 - 10

Notes to Consolidated Financial Statements ..................................   11 - 91

                                ****************

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             March 31, 2002 and 2003
  (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                                 2003
                                                  Notes           2002          2003           (Note 3)
                                             --------------     ---------     ---------       ----------
                                                                   Rp            Rp             U.S.$
                                                                ---------     ---------       ----------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                         2d, 4, 25     4,506,369     2,636,101        295,925
Short-term investments                                   2e             -        67,997          7,633
Accounts receivable
     Trade                                           2f, 14
        Related parties
           PT Telekomunikasi
              Indonesia Tbk
              ("Telkom") - net
              of allowance for
              doubtful accounts of
              Rp 88,286 in 2002
              and Rp 90,431 in 2003                   5, 25       578,610       352,491         39,570
           Others - net of allowance
              for doubtful accounts of
              Rp 13,106 in 2002 and
              Rp 55,479 in 2003                          25       185,202       272,999         30,647
        Third parties - net of allowance
           for doubtful accounts of
           Rp 475,168 in 2002 and
           Rp 254,374 in 2003                             6       793,733       663,260         74,457
     Others
        Related party
           Telkom                                        25     1,808,523        35,186          3,950
        Third parties                                             108,629        95,234         10,691
Derivative instruments                               2p, 26        37,416             -              -
Inventories                                              2g       106,451       100,439         11,275
Advances                                                           31,035       119,151         13,376
Prepaid taxes and expenses                   2h, 12, 24, 25        79,945       606,290         68,061
Other current assets                                 2d, 25        64,505        20,936          2,350
                                                                ---------     ---------       --------
Total Current Assets                                            8,300,418     4,970,084        557,935
                                                                ---------     ---------       --------

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (continued)
                             March 31, 2002 and 2003
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                               2003
                                                Notes              2002          2003        (Note 3)
                                          -----------------     ----------    ----------   ------------
                                                                    Rp           Rp             US$
                                                                ----------    ----------   ------------
NON-CURRENT ASSETS
Due from related parties - net of
     allowance for doubtful
     accounts of Rp 80,765 in 2002
     and Rp 77,905 in 2003                               2f        174,510       110,016         12,350
Deferred tax assets - net                            2r, 12        104,744       150,814         16,930
Investments in associated companies -
     net of allowance for decline in
     value of Rp 93,316 in 2002
     and Rp 90,781 in 2003                            2i, 7        130,255       187,225         21,018
Other long-term investments - net of
     allowance for decline in value of
     Rp 267,966 in 2002 and
     Rp 252,943 in 2003                               2i, 8        402,502       273,670         30,722
Property and equipment                    2j, 2k, 2n, 9, 14
     Carrying value                                             14,240,899    18,863,589      2,117,601
     Accumulated depreciation                                   (4,659,076)   (6,435,288)      (722,417)
     Impairment in value                                          (131,209)     (131,209)       (14,729)
                                                                ----------    ----------   ------------
     Net                                                         9,450,614    12,297,092      1,380,455
Goodwill - net                               1d, 2c, 2l, 10      2,273,661     3,472,728        389,844
Long-term receivables                                              185,071       145,427         16,325
Long-term prepaid pension - net
     of current portion                          2o, 24, 25        284,410       286,240         32,133
Long-term advances                                       11        227,006        62,068          6,968
Others                                       2d, 2h, 14, 25        123,568       267,110         29,985
                                                                ----------    ----------   ------------

Total Non-Current Assets                                        13,356,341    17,252,390      1,936,730
                                                                ----------    ----------   ------------
TOTAL ASSETS                                                    21,656,759    22,222,474      2,494,665
                                                                ==========    ==========   ============

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (continued)
                             March 31, 2002 and 2003
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                  2003
                                          Notes           2002         2003     (Note 3)
                                       ------------    ---------    ---------   --------
                                                           Rp           Rp        US$
                                                       ---------    ---------   --------
LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES
Accounts payable - trade
     Related parties                                       7,986        7,949       892
     Third parties                                       320,659       82,512     9,263
Procurement payable                                    1,111,171      950,606   106,714
Taxes payable                                    12    1,873,712      193,856    21,762
Accrued expenses                       13,21, 24,26      360,295      416,261    46,729
Unearned income                                  2m      327,238      559,609    62,821
Deposits from customers                                   36,395        8,438       947
Derivative instruments                       2p, 26        1,077            -         -
Current maturities of long-term
     debts                               2t, 14, 28
     Related party
         Government of the Republic
              of Indonesia                                 5,010        2,505       281
     Third parties                                       680,825      619,914    69,591
Other current liabilities                                203,741      310,163    34,818
                                                       ---------    ---------   -------
Total Current Liabilities                              4,928,109    3,151,813   353,818
                                                       ---------    ---------   -------

NON-CURRENT LIABILITIES
Due to related parties                                     3,622       61,104     6,859
Deferred tax liabilities - net               2r, 12      181,037      556,112    62,428
Long-term debts - net of current
     maturities                          2t, 14, 28
     Related parties                                       5,241    2,001,232   224,655
     Third parties                                     2,026,272    1,601,742   179,809
Bonds payable                                2t, 15    3,154,126    3,951,903    43,635
Other non-current liabilities                             80,246       94,460    10,604
                                                       ---------    ---------   -------
Total Non-Current Liabilities                          5,450,544    8,266,553   927,992
                                                       ---------    ---------   -------
MINORITY INTEREST                                2b      343,641      146,763    16,475
                                                       ---------    ---------   -------

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (continued)
                             March 31, 2002 and 2003
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                2003
                                          Notes       2002         2003       (Note 3)
                                          -----    ----------   ----------   ---------
                                                       Rp           Rp          U.S.$
                                                   ----------   ----------   ---------
STOCKHOLDERS' EQUITY
Capital stock - Rp 500 par value
     per A share and B share
     Authorized - 1 A share and
         3,999,999,999 B shares
     Issued and fully paid - 1 A share
         and 1,035,499,999 B shares         16        517,750      517,750      58,122
Premium on capital stock                              673,075      673,075      75,558
Difference in value from restructuring
     transactions of entities under
         common control                     2c      4,359,048    4,467,740     501,542
Difference in transactions of equity
     changes in associated
     companies/subsidiaries                 2i        283,820      284,470      31,934
Retained earnings
     Appropriated                                      18,471       14,528       1,631
     Unappropriated                                 5,082,301    4,699,782     527,591
                                                   ----------   ----------   ---------
Total Stockholders' Equity                         10,934,465   10,657,345   1,196,379
                                                   ----------   ----------   ---------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                               21,656,759   22,222,474   2,494,665
                                                   ==========   ==========   =========

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                   Three Months Ended March 31, 2002 and 2003
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                     2003
                                        Notes            2002          2003        (Note 3)
                                    --------------     ---------     ---------    ---------
                                                          Rp            Rp          U.S.$
                                                       ---------     ---------    ---------
OPERATING REVENUES                          2m, 25
Cellular                            17, 29, 30, 31       652,474     1,053,236     118,235
International calls                 18, 29, 30, 31       522,259       515,787      57,902
Multimedia, Data Communication,
     Internet ("MIDI")                      14, 19       293,217       321,647      36,108
Other services                                            28,456        11,984       1,345
                                                       ---------     ---------    --------
Total Operating Revenues                               1,496,406     1,902,653     213,589
                                                       ---------     ---------    --------
OPERATING EXPENSES                              2m
Depreciation                                 2j, 9       399,206       491,486      55,174
Personnel costs                      2n, 2o, 21,24       132,829       151,311      16,986
Compensation to
     telecommunications carriers
     and service providers                  20, 30       160,548       172,109      19,321
Administration and general                      22        52,249       106,676      11,975
Maintenance                                 2j, 2n        52,248        66,219       7,434
Leased circuits                                           42,730        54,941       6,168
Marketing                                                 27,541        53,910       6,052
Other costs of services                         23       155,530       234,666      26,343
                                                       ---------     ---------    --------
Total Operating Expenses                               1,022,881     1,331,318     149,452
                                                       ---------     ---------    --------
OPERATING INCOME                                         473,525       571,335      64,137
                                                       ---------     ---------    --------
OTHER INCOME (EXPENSES)                         2m
Interest income                                          115,348        46,544       5,225
Gain on foreign exchange - net                  2q       198,753        16,487       1,851
Amortization of goodwill                    2l, 10      (136,419)     (239,186)    (26,851)
Interest expense                                2t      (109,215)     (224,940)    (25,251)
Consultancy fees                                               -        (1,730)       (194)
Others - net                                2p, 26       (30,302)       26,998       3,031
                                                       ---------     ---------    --------
Other Income (Expenses) - Net                             38,165      (375,827)    (42,190)
                                                       ---------     ---------    --------
EQUITY IN NET INCOME OF
ASSOCIATED COMPANIES                         2i, 7        39,223        27,057       3,037
                                                       ---------     ---------    --------
INCOME BEFORE INCOME TAX                                 550,913       222,565      24,985
                                                       ---------     ---------    --------

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                   Three Months Ended March 31, 2002 and 2003
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                           2003
                                  Notes          2002        2003        (Note 3)
                                 -------      ---------    --------     ---------
                                                  Rp          Rp          U.S.$
                                              ---------    --------     ---------
INCOME TAX BENEFIT
     (EXPENSE)                   2r, 12
Current                                         (54,506)   (153,495)    (17,231)
Deferred                                       (203,642)     (6,710)       (753)
                                              ---------    --------     -------
Income Tax Expense - Net                       (258,148)   (160,205)    (17,984)
                                              ---------    --------     -------
INCOME BEFORE MINORITY
INTEREST IN NET INCOME
OF SUBSIDIARIES AND
PREACQUISITION INCOME                           292.765      62,360      42,969

MINORITY INTEREST IN NET
INCOME OF SUBSIDIARIES               2b         (97,415)     (8,602)       (966)
                                              ---------    --------     -------
NET INCOME                                      195,350      53,758       6,035
                                              =========    ========     =======
BASIC EARNINGS PER SHARE             2u          188.65       51,91       0.006
                                              =========    ========     =======
BASIC EARNINGS PER ADS
     (ten B shares per ADS)          2u        1,886.53      519,15        0.06

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                   Three Months Ended March 31, 2002 and 2003
                        (Expressed in millions of Rupiah)

                                                                              2002
                              ------------------------------------------------------------------------------------------------------
                                                                            Difference in
                                                             Difference in  Transactions
                                                              Value from     of Equity
                                      Capital                Restructuring   Changes in
                                      Stock -     Premium   Transactions of  Associated         Retained Earnings            Net
                                     Issued and  on Capital Entities under   Companies/    ----------------------------
         Description           Notes Fully Paid    Stock    Common Control  Subsidiaries   Appropriated  Unappropriated
------------------------------ ----- ----------  ---------- --------------  -------------  ------------  --------------  -----------
Balance as of
  January 1, 2002                       517,750     673,075      4,359,259       284,197         18,471       4,886,951  10,739,703

Decrease in excess fair
  over book value in
  PT. Indosat Multi Media
  as result of asset transfer   2i            -           -           (211)            -              -               -        (211)

Decrease in PT Satelit
  Palapa Indonesia's excess
  of equity transactions of
  subsidiary arising from the
  translation of the financial
  statements of Satelindo
  International inance B.V.
  from U.S. dollar to
  rupiah - net of applicable
  Income Tax                    2b            -           -              -          (377)             -               -        (377)

Net income for the three
  months ended March 31, 2002                 -           -              -             -              -         195,350     195,350
                                     ----------  ---------- --------------  ------------   ------------  --------------  ----------
Balance as of March 31, 2002            517,750     673,075      4,359,048       283,820         18,471       5,082,301  10,934,465
                                     ==========  ========== ==============  ============   ============  ==============  ==========

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                   Three Months Ended March 31, 2002 and 2003
                       (Expressed in millions of Rupiah)

                                                                              2003
                              ------------------------------------------------------------------------------------------------------
                                                                            Difference in
                                                             Difference in  Transactions
                                                              Value from     of Equity
                                      Capital                Restructuring   Changes in
                                      Stock -     Premium   Transactions of  Associated         Retained Earnings            Net
                                     Issued and  on Capital Entities under   Companies/    ----------------------------
         Description           Notes Fully Paid    Stock    Common Control  Subsidiaries   Appropriated  Unappropriated
------------------------------ ----- ----------  ---------- --------------  -------------  ------------  --------------  -----------
Balance as of January 1, 2003           517,750     673,075      4,467,740        284,285        14,528       4,646,024  10,603,402

Decrease in PT Satelit
  Palapa Indonesia's excess
  of equity transactions of
  subsidiary arising from the
  translation of the financial
  statements of Satelindo
  International inance B.V.
  from U.S. dollar to
  rupiah - net of applicable
  Income Tax                      2b          -           -              -            185             -               -         185

Net income for the three months
  ended March 31, 2002                        -           -              -              -             -          53,758      53,758
                                     ----------  ---------- --------------  -------------  ------------  --------------  -----------
Balance as of March 31, 2003            517,750     673,075      4,467,740        284,470        14,528       4,699,782  10,657,345
                                     ==========  ========== ==============  =============  ============  ==============  ===========

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Three Months Ended March 31, 2002 and 2003
  (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                         2003
                                                           2002           2003         (Note 3)
                                                       ------------   ------------   ------------
                         Notes                                   Rp             Rp         U.S. $
                         -----                         ------------   ------------   ------------
CASH FLOWS FROM OPERATING
ACTIVITIES
Cash received from:
     Customers                                            1,412,136      1,770,747        198,782
     Interest income                                        112,513         46,544          5,225
     Other income - net                                     179,087              -              -
Cash paid for:
     Employees and suppliers                               (144,149)      (671,612)       (75,394)
     Taxes                                               (1,076,474)      (208,512)       (23,407)
     Interest expense                                      (109,752)      (190,121)       (21,343)
     Other expenses - net                                         -        (56,685)        (6,363)
                                                       ------------   ------------   ------------
Net Cash Provided by
     Operating Activities                                   373,361        690,361         77,499
                                                       ------------   ------------   ------------

CASH FLOWS FROM INVESTING
ACTIVITIES
Proceeds from sale of investment - net of
     acquisition of investments under
     cross-ownership transactions                           600,000              -              -
Proceeds from sale investment in PIN                              -         50,008          5,614
Acquisition of property and equipment                      (509,035)    (1,047,117)      (117,548)
Additional short-term investments                                 -           (372)           (42)
                                                       ------------   ------------   ------------

Net Cash Used in Investing Activities                        90,965       (997,481)      (111,976)
                                                       ------------   ------------   ------------

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from long-term debts                                     -        350,000         39,291
Repayment of long-term debts                               (599,978)       (13,604)        (1,527)
Repayment of short-term loans                                  (525)      (224,934)       (25,251)
                                                       ------------   ------------   ------------

Net Cash Provided by (Used in)
     Financing Activities                                  (600,503)       111,462         12,513
                                                       ------------   ------------   ------------

NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS                                  (136,177)      (195,659)       (21,964)

See accompanying Notes to Consolidated Financial Satements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Three Months Ended March 31, 2002 and 2003
  (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                         2003
                                                           2002           2003         (Note 3)
                                                       ------------   ------------   ------------
                         Notes                                   Rp             Rp         U.S. $
                         -----                         ------------   ------------   ------------
CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                                      4,642,546      2,831,760        317,890
                                                       ------------   ------------   ------------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                     4                      4,506,369      2,636,101        295,925
                                                       ============   ============   ============

DETAILS OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks                                   251,612        608,381         68,296
Time deposits with original maturities
     of three months or less                              4,254,757      2,027,720        227,629
                                                       ------------   ------------   ------------
Cash and cash equivalents as stated
in the consolidated balance sheets                        4,506,369      2,636,101        295,925
                                                       ============   ============   ============

See accompanying Notes to Consolidated Financial Satements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

..    GENERAL

  a. Company's Establishment

     Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("the Company") was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. The Company's articles of association has been amended from time to time. The latest amendment is covered by notarial deed No. 42 dated December 27, 2002 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) concerning, among others, changes in capital structure, Board of Directors and Board of Commissioners.

     Based on a resolution at the Company's Annual

  Stockholders' Meeting held on December 27, 2002 which was covered by notarial deed No. 6 dated January 8, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.), the stockholders approved to change the status of the Company to become a Foreign Capital Investment Company under Law No. 1 of 1967 of the Republic of Indonesia as amended by Law No. 11 of 1970 (see Note 37b). The stockholders also resolved to amend the Company's articles of association concerning the changes in the following:

     -   Name and domicile of the Company;
     -   Number of years the Company shall exist;
     -   Purposes, objectives and business activities of the Company.

     As of March 31, 2003, the new articles of association of the Company has been approved by the Ministry of Justice and Human Rights of the Republic of Indonesia regarding to the number of : C-06145HT.01.04.TH 2003 dated March 21, 2003.

     According to article 3 of its articles of association, the Company shall engage in providing network and/or telecommunications services and informatics by conducting the following activities:

     .   Provision of networks, telecommunications services and informatics;
     . Planning, construction and procurement of telecommunications facilities and informatics, including supporting resources;
     . Operation (covering marketing of network and/or telecommunications services and informatics provided by the Company), maintenance and development of and research on telecommunications means and/or facilities and informatics, and conduct of education and training within or outside the country; and
     .   Development of networks, telecommunications services and informatics.

     The Company started its commercial operations in 1969.

     Currently, the Company's principal business is to provide international switching telecommunications services, including international calls, telex, telegram, packet net, store and forward facsimile service, and Inmarsat services for mobile communications. The Company also provides a variety of non-switched international telecommunications services, such as low- and high-speed leased lines, video link, TV link, Integrated Services Digital Network ("ISDN") services, and other services that typically involve the transmission of data or video rather than voice traffic.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

   a. Company's Establishment (continued)

      Based on Law No. 3 of 1989 on Telecommunications, pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider and organizing entity.

      In 1999, the Government issued Law No. 36 on Telecommunications which took effect starting in September 2000. Under the Law, telecommunications activities cover:

      .   Telecommunications networks
      .   Telecommunications services
      .   Special telecommunications services

      National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

      Law No. 36 prohibits activities that result in monopolistic practices and unhealthy competition.

      On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System ("DCS") 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. This in-principle license is valid for two years provided that the Company is able to develop a national coverage of at least 10% of the country's populated geographic area within two years. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company's newly established subsidiary, PT Indosat Multi Media Mobile (see "d" below).

      On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom's right on local and domestic long-distance telecommunications services. The Company's in-principle licenses for local and domestic long-distance telecommunications services are valid for 2 years from the date of issuance to give the Company sufficient time for the construction and commercial preparation for the provision of such services.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

   a. Company's Establishment (continued)

      On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications granted the Company an in-principle license for voice over internet protocol ("VoIP") service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company's operating license for voice over internet protocol will be evaluated every 5 years from the date of issuance.

      Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on November 30, 2002, after the values of the above licenses granted to Telkom and the Company have been determined by an independent appraiser as compensations to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively.

      The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam and Surabaya.

   b. Company's Public Offerings

      All of the Company's B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company's American Depository Shares (ADS, each representing 10 B shares) have also been traded on the New York Stock Exchange since 1994.

   c. Employees, Directors and Commissioners

      Based on a resolution at each of the Company's:

      . Stockholders' Extraordinary Meeting held on April 20, 2000 which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date
      . Annual Stockholders' General Meeting held on May 10, 2001 which is notarized under Deed No. 32 of Poerbaningsih Adi Warsito, S.H. on the same date
      . Stockholders' Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

   c. Employees, Directors and Commissioners (continued)

      The composition of the Board of Commissioners as of March 31, 2002 and 2003 is as follows:

                                                   2002                               2003
                                         --------------------------      ------------------------------
      President Commissioner             Wisnu Askari Marantika          Peter Seah Lim Huat
      Commissioner                       Achmad Rivai *                  Achmad Rivai *
      Commissioner                       Soebagijo Soemodihardjo         Soebagijo Soemodihardjo *
      Commissioner                       Abdul Anshari Ritonga           Lee Theng Kiat
      Commissioner                       Muwardi Pangarihutan            Sio Tat Hiang
                                           Simatupang
      Commissioner                       -                               Lim Ah Doo *
      Commissioner                       -                               Sum Soon Lim
      Commissioner                       -                               Roes Aryawidjaya
      Commissioner                       -                               Umar Rusdi

      * Independent Commissioner

      Based on a resolution at each of the Company's:

      . Stockholders' Extraordinary Meeting held on April 20, 2000, which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date
      . Stockholders' Extraordinary Meeting held on December 27, 2002, which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date

      The composition of the Board of Directors as of March 31, 2002 and 2003 is as follows:

                                                   2002                               2003
                                         --------------------------      ------------------------------
      President Director                 Hari Kartana                    Widya Purnama
      Vice President Director            -                               Ng Eng Ho
      Executive Vice President,
          Corporate Development          Budi Prasetyo                   -
      Executive Vice President,
          Marketing and Sales            Guntur Siregar                  -
      Executive Vice President,
          Operations and Engineering     Garuda Sugardo                  -
      Executive Vice President,
          Finance and Administration     Dibyanto Habimono Koesoebjono   -
      Executive Vice President           -                               Junino Jahja
      Executive Vice President           -                               Wityasmoro Sih Handayanto
      Executive Vice President           -                               Hasnul Suhaimi
      Executive Vice President           -                               Emil Soedarmo
      Executive Vice President           -                               Joseph Chan Lam Seng
      Executive Vice President           -                               Nicholas Tan Kok Peng
      Executive Vice President           -                               Raymond Tan Kim Meng

      The Company and its subsidiaries (collectively referred to hereafter as "the Companies") have approximately 5,550 and 5,980 employees, including non-permanent employees, as of March 31, 2002 and 2003, respectively.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

      d.  Structure of the Company's Subsidiaries

          The Company has direct and indirect equity ownership in the following subsidiaries:

                                                                                           Percentage of           Total Assets
                                                                                             Ownership         (Before Elimination)
                                                                                       ---------------------  ----------------------
                                                                           Start of
                                                                          Commercial      2002       2003        2002        2003
            Name of Subsidiary         Location     Principal Activity    Operations      (%)         (%)        (Rp)        (Rp)
          --------------------------  ----------   --------------------  ------------  ---------- ----------  ----------  ----------
          PT Satelit Palapa
             Indonesia                  Jakarta     Telecommunication         1993        75,00      100,00    6,912,644  7,857,200
          Satelindo International
             Finance B.V.              Amsterdam          Finance             1996        75,00      100.00    2,076,895  1,620,810
          PT Satelindo Multi
             Media                      Jakarta         Multimedia            1999        74.70       99.60       11,657     12,495
          PT Indosat Multi Media
             Mobile                     Jakarta     Telecommunication         2001        99.94       99.94    2,278,517  3,609,762
          PT Bimagraha Telekomindo      Jakarta      Holding Company          1992       100,00      100.00      412,606    966,656
          PT Aplikanusa Lintasarta      Jakarta     Data Communication        1989        69.46       69.46      574,381    621,887
          PT Artajasa Pembayaran
             Elektronis                 Jakarta     Telecommunication         2000        45.15       45.15       32,109     62,039
          PT Indosat Mega Media         Jakarta         Multimedia            2001        99.84       99.84      294,966    329,670
          PT Sisindosat Lintasbuana     Jakarta   Information Technology      1990        95.64       96.87      104,943    117,945
          PT Indosatcom Adimarga        Jakarta     Telecommunication         2000        99.94       99.94        8,685      7,056

          PT Satelit Palapa Indonesia ("Satelindo")

          Satelindo is engaged in providing Global System for Mobile Communication ("GSM") telecommunication services and international telecommunication facilities and services, satellite communications, satellite transmission, consultancy, tracking, telemetry and command of satellite launch, and repair and maintenance of satellite transmission facilities. The Company's initial investment representing 10% equity interest in Satelindo was made in 1993. In 1995, Satelindo issued 33,333,334 new shares (representing 25% equity interest) with a nominal value of Rp 1,000 per share to Deutsche Telekom Mobilfunk GmbH ("DeTeMobil"), a subsidiary of Deutsche Telekom AG, for Rp 1,300,334 (U.S.$ 586,000). The issuance of the new shares decreased the Company's equity interest in Satelindo to 7.5%. In 1999, DeTeMobil transferred its equity interest in Satelindo to DeTeAsia Holding GmbH ("DeTeAsia"), another wholly owned subsidiary of Deutsche Telekom AG.

          On May 16, 2001, the Company acquired the 22.5% equity interest of Telkom in Satelindo. On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo has 45% equity interest in Satelindo. As a result of these transactions, the Company's total equity interest in Satelindo increased to 75% effective May 31, 2001.

          On May 20, 2002, the Company entered into a sale and purchase of shares agreement ("SPA") with DeTeAsia, the owner of 33,333,334 shares constituting 25% of the issued and fully paid capital stock of Satelindo for a total consideration of U.S.$ 325,000 (equivalent to Rp 2,824,250). After the purchase of these shares from DeTeAsia, which transaction was closed on June 28, 2002, the Company became the owner, directly and indirectly, of 100% of the issued and fully paid capital stock of Satelindo. Goodwill arising from this transaction amounted to Rp 2,055,329 (see Note 10). This transaction was approved by the Company's stockholders at the Stockholders' Extraordinary Meeting held on June 20, 2002.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

   d. Structure of the Company's Subsidiaries (continued)

      PT Satelit Palapa Indonesia ("Satelindo") (continued)

      Based on the independent assessment made by PT AAJ Batavia in their report dated May 15, 2002, they have the opinion that the acquisition price of Satelindo from DeTeAsia is fair and reasonable. The independent assessment was made in accordance with the Indonesian Capital Market Supervisory Agency ("BAPEPAM") Regulation No. IX.E.2, "Material Transactions and Changes in Core Business Activities" dated February 20, 2001.

      Satelindo has 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya).

      On July 25, 2002, the Company made a capital injection to Satelindo amounting to U.S.$ 75,000 from the proceeds of a loan obtained from PT Bank Central Asia Tbk ("BCA" - see Note 15).

      Shares of Satelindo are pledged as collateral for a long-term loan obtained by the Company from BCA (see Note 14).

      Satelindo International Finance B.V. ("SIB")

      SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates Satelindo's borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds (see Note 15).

      PT Satelindo Multi Media ("SMM")

      SMM was established in 1999 and is engaged in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

      In August 2002, Satelindo appealed to its creditors or their facility agents under the Master Restructuring Agreement dated May 31, 2000 (see Notes 14 and 28) to liquidate SMM. Up to February 27, 2003, the required quorum necessary for the creditors or their facility agents to consent to the liquidation has not been met.

      PT Indosat Multi Media Mobile ("IM3")

      IM3, which was established in July 2001, is engaged in providing DCS-1800 mobile cellular services. The Company paid to IM3 its capital contribution amounting to Rp 1,728,278 in 2001.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

   d. Structure of the Company's Subsidiaries (continued)

      PT Bimagraha Telekomindo ("Bimagraha")

      Bimagraha is a non-operating holding company. It has 45% equity interest in Satelindo, which is its only equity investment.

      PT Aplikanusa Lintasarta ("Lintasarta")

      Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company's initial investment in Lintasarta was made in 1988.

      On May 16, 2001, the Company acquired Telkom's 37.21% equity interest in Lintasarta and increased the Company's total equity interest in Lintasarta from 32.25% to 69.46% (see Note 4).

      PT Artajasa Pembayaran Elektronis ("APE")

      Lintasarta has 40% equity interest in APE, a company engaged in telecommunication and information services.

      On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta will transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp 30,286 in exchange for APE's shares of stock that would increase Lintasarta's equity interest in APE from 40% to 65%.

      PT Indosat Mega Media ("IMM")

      IMM is engaged in providing multimedia services and creating multimedia products and programs. In August 2001, the Company transferred all of its internet business and property and equipment to IMM. The Company also transferred a portion of its internet receivables as of July 31, 2001 to IMM.

      PT Sisindosat Lintasbuana ("Sisindosat")

      Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products. The Company has 95.64% equity interest in Sisindosat, which has 51% equity interest in PT Asitelindo Data Buana.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

   d. Structure of the Company's Subsidiaries (continued)

      PT Sisindosat Lintasbuana ("Sisindosat") (continued)

      On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp 42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company's equity interest from 95.64% to 96.87%.

      PT Asitelindo Data Buana ("Asiatel")

      Asiatel is engaged in audio-text services, and providing hardware and software for telecommunications services.

      PT Indosatcom Adimarga ("Indosatcom")

      Indosatcom (previously known as PT Indokomsat Lintas Dunia or "Indokomsat") is engaged in providing satellite-based telecommunications services and facilities and other related services.

      Based on notarial deed No. 25 dated December 17, 2002 of Soetjipto, S.H., IMM and Indosatcom stockholders agreed to merge Indosatcom into IMM in exchange for IMM's newly issued shares of stock amounting to Rp 3,372. It was also agreed that the net assets used for the exchange are Indosatcom's unaudited net assets as of September 30, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Basis of Consolidated Financial Statements

      The consolidated financial statements are presented using the historical cost basis of accounting, except for certain property and equipment which were revalued in 1979, derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value, or accounted for under the equity method for those investments made in associated companies (representing equity interest of at least 20% but not more than 50%).

      The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

      The reporting currency used in the consolidated financial statements is the rupiah.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     b.  Principles of Consolidation

         The consolidated financial statements include the Company's accounts and those of its subsidiaries as follows:

                                                 Equity Interest (%)
                                           -----------------------------
                                               2002            2003
                                           ------------    -------------
         Satelindo                             30.00           55.00
           .  SIB                              30.00           55.00
           .  SMM                              29.88           54.78
         Bimagraha                            100.00          100.00
           .  Satelindo                        45.00           45.00
              -  SIB                           45.00           45.00
              -  SMM                           44.82           44.82
         Lintasarta                            69.46           69.46
           .  APE                              45.15           45.15
         Sisindosat                            95.64           96.87
           .  Asiatel                          48.78           49.40
         IMM                                   99.84           99.84
         Indosatcom                            99.94           99.94
         IM3                                   99.94           99.94

         Effective May 31, 2001, the net assets of Satelindo and its subsidiaries (SIB and SMM) were consolidated as a result of the Company's effective ownership of 75%, while prior to May 31, 2001, the 7.5% investment in Satelindo was accounted for using the cost method.

         The accounts of APE and Asiatel was consolidated because it's financial and operating policies is controlled by Lintasarta and Sisindosat, respectively.

         Minority interest in Subsidiaries represents the minority stockholders' proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

     c.  Accounting for Acquired Businesses

         The cross-ownership transactions with Telkom have been accounted for as reorganizations of companies under common control (pooling-of-interests method), taking into account that the Company and Telkom are under the common control of the Government of the Republic of Indonesia. Under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities have been combined, as if they were a single entity for all periods presented, in accordance with SAK 38, "Accounting for Restructuring Transactions of Entities under Common Control". The difference between the net consideration paid or received and book values, net of applicable Income Tax, is shown under Stockholders' Equity as "Difference in Value from Restructuring Transactions of Entities under Common Control".

         The acquisition of 100% equity interest in Bimagraha has been accounted for using the purchase method, in accordance with SAK 22, "Accounting for Business Combinations". Under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     d.  Cash and Cash Equivalents

         Time deposits and other short-term investments with original maturities of three months or less at the time of placement or purchase are considered as "Cash Equivalents".

         Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-Current Assets - Others.

      e. Short-term Investments

         Short-term Investments consist of:

         1. Investment in debt securities

            Investment in debt securities which are classified as available-for-sale are recorded at fair value in accordance with SAK 50, "Accounting for Investments in Certain Securities". Any unrealized gain (loss) at balance sheet date is credited (charged) to "Unrealized Holding Gain (Loss) on Marketable Securities" which is a component of Stockholders' Equity and will be recognized as income or loss upon realization.

         2. Mutual funds

            Mutual funds are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

      f. Allowance for Doubtful Accounts

         Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the year.

     g.  Inventories

         Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. The principal method used to determine cost is the moving-average method.

      h. Prepaid Expenses

         Prepaid expenses, mainly salaries, rental and insurance, are amortized over the periods benefited using the straight-line method. The non-current portion of prepaid expenses is shown as part of "Non-Current Assets - Others".

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

    2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    i.   Investments

         Investments consist of:

         .  Investments in associated companies

            Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies' share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies' proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

            At the time an investee that is accounted for under the equity method sells its shares to unrelated parties at a price different from its book value, the investor's net investment in that investee is affected. The investor's net investment is also affected when the contribution to the capital stock of an investee made in foreign currency results in additional paid-in capital representing the difference between the rupiah par value and the rupiah equivalent of the contribution at the date of receipt. The Companies recognize the resulting change in their net investment in the investee by a credit or charge to "Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries", net of applicable Income Tax, after adjusting their equity in the investee to conform with their accounting policies.

         . Investments in shares of stock in which the equity interest is less than 20%, and other long-term investments are carried at cost.

         . Investments in equity shares which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

     j.  Property and Equipment

         Property and equipment, except for those revalued in 1979, are stated at cost (which includes certain borrowing costs on funds used to finance the acquisition of property and equipment), less accumulated depreciation and impairment in value. Borrowing costs are capitalized in accordance with the maximum capitalization provisions in SAK 26. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                                 Years
                                                               ---------
         Buildings                                              3 to 20
         Submarine cables                                         15
         Earth stations                                           15
         Inland link                                              15
         Switching equipment                                      15
         Telecommunications peripherals                            5
         Information technology equipment                       5 to 10
         Office equipment                                       3 to 6
         Building and leasehold improvements                       5
         Vehicles                                                  5

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     j.  Property and Equipment (continued)

                                                                 Years
                                                               ---------
         Cellular technical equipment
             Base station subsystem                             5 to 15
             Network switching subsystem                        5 to 10
             Operating support subsystem                           5
         Satellite technical equipment
             Satellites                                           12
             Master control station                               15
             Customer premises equipment                          15
         Transmission and cross-connection equipment
             Transmission equipment                             5 to 24
             Cross-connection equipment                         8 to 10

         Landrights are stated at cost.

         The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

         Properties under construction and installation represent cellular technical equipment, telecommunications peripherals, submarine cables, inland link, building and leasehold improvements, information technology equipment, switching equipment, building, transmission and cross-connection equipment, satellite technical equipment, and other equipment under installation.

         All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Gain on foreign exchange that can be attributed to the qualifying assets is adjusted to the Properties under Construction and Installation account. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

     k.  Impairment of Assets Value

         In accordance with SAK 48, "Impairment of Assets Value", the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment of assets is recognized as a charge to current operations.

     l.  Goodwill

         At the time the Companies acquire a subsidiary which is not an entity under common control, any excess of acquisition cost over the Companies' interest in the fair value of the subsidiary's identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over five years. The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     m.  Revenue and Expense Recognition

         International Calls

         Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international calls traffic is recognized on the basis of the actual recorded traffic for the year. Adjustments from Telkom for the last two months of the year are recognized in the following year (actual adjustments made were historically insignificant). Income from international calls traffic from overseas international carriers, for which statements have not been received, is estimated from historical data (differences between the estimated and actual income were historically insignificant).

         Operating revenues for interconnection services under interconnection agreement based on revenue- sharing arrangement (see Note 31) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (see
         Note 30), are reported on a gross basis, before interconnection expenses (see Note 20) but after allocations to overseas international carriers. These interconnection expenses are accounted for as operating expenses in the year these are incurred.

         Cellular

         Revenues from service connections (connection fees) are recognized as income at the time the connections take place and those from usage and monthly subscription charges are recognized when earned.

         Prepaid revenues, which consist of sale of starter packs and pulse reload vouchers, are recognized as follows:

         . Starter pack sales are recognized upon delivery of starter packs to distributors, dealers or directly to customers.

         . Pulse reload voucher sales to dealers or customers are initially recorded as unearned income and then proportionately recognized as usage revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

         Revenues from interconnections with operators (usage revenue) are recognized monthly on the basis of the actual recorded traffic for the month.

         MIDI

         Satellite revenues are recorded in accordance with the terms and conditions of the transponder lease agreement between Satelindo and each of its customers. Revenue from sale of software and services is recognized when the software is installed or the services are delivered to the customers. Revenue for consulting services is recognized based on the percentage-of-completion method.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      m. Revenue and Expense Recognition (continued)

         Other Services

         Revenues from other services are recognized when the services are rendered.

         Expenses

         Expenses are recognized when incurred (accrual basis).

      n. Personnel Costs

         Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets. Personnel costs directly related to the maintenance of property and equipment are reflected in maintenance expense.

      o. Pension Plan

         Pension costs are accounted for on a basis consistent with SAK 24, "Accounting for Pension Benefit Cost". Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees at amounts ranging from 10% - 20% of the employees' basic monthly salaries.

     p.  Derivative Instruments

         Effective January 1, 2001, derivative instruments are accounted for in accordance with SAK 55 (as revised), "Accounting for Derivative Instruments and Hedging Activities". SAK 55 establishes the accounting and reporting standards which require that every derivative instrument be recorded in the balance sheets as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow derivative gains and losses to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. All of the Companies' derivative instruments are not designated as effective hedging instruments for accounting purposes.

     q.  Foreign Currency Transactions and Balances

         Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

         For March 31, 2002 and 2003, the rates of exchange used were Rp 9,655 to U.S.$ 1 and Rp 8,908 to U.S.$ 1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia during the year.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      r. Income Tax

         The Companies use the liability method of accounting for Income Tax, in accordance with SAK 46, "Accounting for Income Tax". The liability method reflects in the consolidated balance sheets the tax effects of temporary differences between financial reporting and Income Tax purposes, including tax loss carry-overs. Those differences result in taxable or deductible amounts in determining taxable profit of future periods as the carrying amount of the asset or liability is recovered or settled. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders' equity (e.g. gain on sale of investment in PT Telekomunikasi Selular, which is credited to stockholders' equity under "Difference in Value from Restructuring Transactions of Entities under Common Control" account).

         For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

     s.  Segment Reporting

         In 2000, the Indonesian Institute of Accountants revised SAK 5, "Segment Reporting", which requires publicly-listed companies to apply segment reporting in their financial statements after January 1, 2002. The financial information which is used by management for evaluating the segment performance is presented in Note 32.

     t.  Debt Restructuring

         The effect of debt restructuring is accounted for in accordance with SAK 54, "Accounting for Troubled Debt Restructurings", which requires the interest expense on the restructured loans to be calculated using the effective interest rates.

     u.  Basic Earnings per Share and Basic Earnings per ADS

         In accordance with SAK 56, "Earnings Per Share", basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. The net income is Rp 195,350 and Rp 53,758 for the three month ended March 31, 2002 and 2003, respectively. The weighted average number of shares is 1,035,500,000 shares in 2002 and 2003.

         Basic earnings per ADS is computed by multiplying basic earnings per share by 10, which is equal to the number of shares per ADS.

     v.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

 3.  TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

     The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (U.S.$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on March 31, 2003 of Rp 8,908 to U.S.$ 1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

 4.  CASH AND CASH EQUIVALENTS

     This account consists of the following:

                                                                                2002           2003
                                                                            -----------    ----------
     Cash on hand
         Rupiah                                                                 1,414          1,359
         U.S. dollar (U.S.$ 7 in 2002 and U.S.$ 6 in 2003)                         73             51
                                                                            ---------      ---------
                                                                                1,487          1,410
                                                                            ---------      ---------
     Cash in banks
         Related parties (see Note 25)
              Rupiah
                  PT Bank Mandiri (Persero) ("Mandiri")                        59,948        174,880
                  PT Bank Negara Indonesia (Persero) Tbk ("BNI")               40,024         14,711
                  PT Bank Pembangunan Daerah DKI Jakarta                        9,030          3,222
                  Others                                                           25          3,047

              U.S. dollar
                  Mandiri (U.S.$ 2,613 in 2002 and U.S.$ 702 in 2003)          25,293          6,257
                  BNI (U.S.$ 29 in 2002 and U.S.$ 145 in 2003)                    286          1,292
                  Others (U.S.$ 15 in 2002)                                       155              -

         Third parties
              Rupiah
                  Citibank N.A., Jakarta Branch                                     -        130,489
                  PT Bank Central Asia Tbk ("BCA")                              8,911         98,824
                  Deutsche Bank, Jakarta Branch                                 7,729         51,945
                  PT. Bank Niaga                                               14,365          5,838
                  ANZ Panin Bank                                                    -          4,277
                  PT Bank Danamon Indonesia Tbk ("Danamon")                         -          3,080
                  PT Bank Artha Graha                                           1,199          2,542
                  PT Bank Internasional Indonesia Tbk ("BII")                   1,417          1,849
                  PT Bank Permata Tbk (formerly "PT Bank Bali Tbk")                 -          1,538
                  PT Bank Umum Koperasi Indonesia ("Bukopin")                  13,421          1,001
                  American Express Bank                                        13,137              -
                  Standard Chartered Bank, Jakarta Branch                       2,333              -
                  Others                                                        2,651            976

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

4.       CASH AND CASH EQUIVALENTS (continued)

                                                                                2002                   2003
                                                                           -------------          ------------
         U.S. dollar
                  PT Bank Niaga Tbk ("Niaga") (U.S.$ 1,324 in 2002
                      and U.S.$ 7,495 in 2003)                                  12,783                 66,769
                  Deutsche Bank, Jakarta Branch (U.S.$ 820
                      in 2002 and U.S.$ 2,582 in 2003)                           7,917                 23,000
                  Citibank N.A., Jakarta Branch (U.S.$ 2,688
                      in 2002 and U.S.$ 359 in 2003)                            25,950                  3,199
                  Standard Chartered Bank (U.S.$ 282 in 2003)                        -                  2,516
                  Others (U.S.$ 124 in 2002 and U.S.$ 115 in 2003)               1,195                  1,022

              Euro
                  Deutsche Bank, Jakarta Branch (EUR 279
                      in 2002)                                                   2,350                  4,697
              Gulden
                  Deutche Bank (NLG 743 in 2002)                                     6                      -

                                                                            ----------             ----------
                                                                               250,125                606,971
                                                                            ----------             ----------

     Time deposits
         Related parties (see Note 25)
              Rupiah
                  Mandiri                                                    1,935,976                593,300
                  BNI                                                           18,665                359,296
                  PT Bank Rakyat Indonesia (Persero) ("BRI")                   116,700                 93,490
                  Mandiri Syari'ah                                                   -                 81,500
                  Bank DKI                                                           -                   7000
                  PT Bank Tabungan Negara (Persero)                             52,600                  6,850
              U.S. dollar
                  Mandiri (U.S.$ 135,470 in 2002 and U.S.$ 42,458
                      in 2002)                                               1,307,169                378,219
                  Mandiri Syari'ah (U.S.$ 5,000 in 2003)                             -                 44,540
                  BNI (U.S.$ 301 in 2003)                                            -                 13,963

         Third parties
              Rupiah
                  Deutsche Bank, Jakarta Branch                                 40,000                 54,900
                  PT Bank Muamalat Indonesia                                    15,000                 22,000
                  NISP                                                               -                 15,000
                  Danamon                                                       22,000                 13,800
                  PT Bank Yuda Bhakti                                           15,000                 11,000
                  Bukopin                                                       80,000                  8,750
                  BII                                                                -                  7,800
                  PT Bank Bumiputera                                            20,000                  5,000
                  PT Bank Mega                                                  77,000                  3,000
                  Niaga                                                         11,915                  1,263
                  Others                                                         4,750                    502

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

4.   CASH AND CASH EQUIVALENTS (continued)

                                                                          2002               2003
                                                                      ------------       -------------
           U.S. dollar
               PT Bank Finconesia (U.S.$ 20,000 in 2002 and
                   U.S.$ 25,000 in 2003)                                   192,800            222,700
               Deutsche Bank, Jakarta Branch (U.S.$ 33,669
                   in 2002 and U.S.$ 3,173 in 2003)                        324,570             28,262
               PT Bank Bumiputera (U.S.$ 2,000 in 2003)                          -             17,816
               NISP (U.S.$ 1,991 in 2003)                                        -             17,736
               Citibank N.A., Jakarta Branch (U.S.$ 16 in 2002
                   and U.S.$ 1,700 in 2003)                                    155             15,144
               PT Bank Muamalat Indonesia (U.S.$ 300)                        2,896              2,672
               Niaga (U.S.$ 1,674 in 2002 and U.S.$ 249 in 2003)            16,163              2,217
               Mees Pierson N.V., The Netherlands (U.S.$ 145
                   in 2002)                                                  1,398                  -
                                                                       -----------         -----------
                                                                         4,254,757           2,027,720
                                                                       -----------         -----------
     Total                                                               4,506,369           2,636,101
                                                                       ===========         ===========

     Time deposits denominated in rupiah earned interest at annual rates ranging from 10.00% to 18.32% in 2002 and from 9.00% to 14.42% in 2003, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.85% to 5.03% in 2002 and from 0.75% to 3.53% in 2003.

     The interest rates on time deposits in related parties are comparable to those offered by third parties.

5.   ACCOUNTS RECEIVABLE - TRADE - TELKOM

     This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (see Note 25).

     The aging schedule of the accounts receivable is as follows:

                                                      2002                               2003
                                         -----------------------------       ----------------------------
     Number of Months Outstanding           Amount       Percentage (%)        Amount       Percentage (%)
     ----------------------------        -----------    --------------       ----------    --------------
     0 - 3 months                            454,471            68.14           311,773            70.14
     4 - 6 months                             64,999             9.75            29,638             6.75
     over 6 months                           147,426            22.11           101,511            23.11
                                         -----------    -------------        ----------    -------------
     Total                                   666,896           100.00           449,922           100.00
                                         ===========    =============        ==========    =============

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

5.  ACCOUNTS RECEIVABLE - TRADE - TELKOM (continued)

    The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

                                                  2002               2003
                                              ------------       ------------
    Balance at beginning of year                    81,885            111,306
    Provision                                        6,401              3,123
    Write off                                            -           (23,998)
                                              ------------       ------------
    Balance at end of months                        88,286             90,431
                                              ============       ============

    Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

6.  ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

    The aging schedule of the accounts receivable is as follows:

                                                              2002                             2003
                                                  ------------------------------  ------------------------------
          Number of Months Outstanding               Amount      Percentage (%)       Amount     Percentage (%)
    ----------------------------------------       -----------  ----------------   -----------  ----------------
    0 - 6 months                                       754,686             59.48       681,901             73.48
    7 - 12 months                                      183,433             14.46        84,040              9.46
    13 - 24 months                                     170,985             13.47        75,321              8.47
    over 24 months                                     159,797             12.59        76,372              8.59
                                                   -----------  ----------------   -----------  ----------------
     Total                                           1,268,901            100.00       917,634            100.00
                                                   ===========  ================   ===========  ================

    A portion of accounts receivable - trade is pledged as collateral for long-term bank loans obtained by Lintasarta (see Note 14).

    The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

                                                  2002               2003
                                              ------------       ------------
     Balance at beginning of year                  471,606            238,020
     Provision                                       3,562             16,354
                                              ------------       ------------
     Balance at end of months                      475,168            254,374
                                              ============       ============

    Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

7.  INVESTMENTS IN ASSOCIATED COMPANIES

    This account consists of the following investments which are accounted for under the equity method:

                                                                                     2002
                                               -----------------------------------------------------------------------------
                                                                                            Accumulated
                                                                                             Equity in
                                                                                           Undistributed
                                                                                         Net Income (Loss)
                                                                                           of Associated
                                                    Equity                                 Companies/Sale        Carrying
                                                   Interest (%)           Cost             of Investments         Value
                                               ------------------   ----------------   ---------------------   -------------
    Investments in:
    PT Mitra Global Telekomunikasi Indonesia          30.55                  168,747                 (69,697)         99,050
    PT Multi Media Asia Indonesia                     26.67                   56,512                    (212)         56,300
    PT Electronic Datainterchange Indonesia           49.00                   12,250                  14,590          26,840
    PT Graha Lintas Properti                          37.84                   16,800                  (2,354)         14,446
    PT Yasawirya Tama Cipta                           40.00                   25,000                 (15,098)          9,902
    PT Menara Jakarta                                 20.00                   10,000                  (2,000)          8,000
    PT Yasawirya Indah Mega Media                     35.00                    5,000                    (869)          4,131
    PT Sistelindo Mitralintas                         35.00                      525                   2,422           2,947
    PT Intikom Telepersada                            46.00                    1,159                    (488)            671
    PT Swadharma Marga Inforindo                      20.00                      100                     547             647
    PT Kalimaya Perkasa Finance                       30.00                    3,450                  (2,913)            537
    PT Mediagate Indonesia                            40.00                      100                       -             100
    Cambodian Indosat Telecommunications S.A.         49.00                   14,697                 (14,697)              -
                                                                    ----------------   ---------------------   -------------
    Total                                                                    314,340                (218,569)        223,571
    Less allowance for decline in value                                       93,316                       -          93,316
                                                                    ----------------   ---------------------   -------------
    Net                                                                      221,024                (218,569)        130,255
                                                                    ================   =====================   =============

                                                                                    2003
                                               -----------------------------------------------------------------------------
                                                                                            Accumulated
                                                                                             Equity in
                                                                                           Undistributed
                                                                                         Net Income (Loss)
                                                                                           of Associated
                                                    Equity                                 Companies/Sale        Carrying
                                                   Interest (%)           Cost             of Investments         Value
                                               ------------------   ----------------   ---------------------   -------------
    Investments in:
    PT Mitra Global Telekomunikasi Indonesia          30.55                  168,747                 (13,343)        155,404
    PT Multi Media Asia Indonesia                     26.67                   56,512                    (212)         56,300
    PT Electronic Datainterchange Indonesia           49.00                   12,250                  15,234          27,484
    PT Graha Lintas Properti                          37.84                   16,800                  (2,354)         14,446
    PT Yasawirya Tama Cipta                           40.00                   25,000                 (15,098)          9,902
    PT Menara Jakarta                                 21.34                   10,000                  (2,000)          8,000
    PT Sistelindo Mitralintas                         35.00                      525                   2,363           2,888
    PT Yasawirya Indah Mega Media                     35.00                    5,000                  (3,404)          1,596
    PT Swadharma Marga Inforindo                      20.00                      100                     624             724
    PT Intikom Telepersada                            46.00                    1,159                    (492)            667
    PT Kalimaya Perkasa Finance                       30.00                    3,450                  (2,913)            537
    PT Mediagate Indonesia                            40.00                      100                     (42)             58
    Cambodian Indosat Telecommunications S.A.         49.00                   14,697                 (14,697)              -
                                                                    ----------------   ---------------------   -------------
    Total                                                                    314,340                 (36,334)        278,006
    Less allowance for decline in value                                       90,781                       -          90,781
                                                                    ----------------   ---------------------   -------------
    Net                                                                      223,559                 (36,334)        187,225
                                                                    ================   =====================   =============

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

7.  INVESTMENTS IN ASSOCIATED COMPANIES (continued)

    The economic condition faced by Indonesia (see Note 33) has substantially affected the Companies' long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp 93,316 and Rp 90,781 as of March 31, 2002 and 2003, respectively, which the Companies believe is adequate to cover possible losses on those investments.

    PT Mitra Global Telekomunikasi Indonesia ("MGTI")

    MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV) (see Note 4).

    The Company's investment in shares of MGTI is pledged as collateral to bank loans obtained by MGTI to finance, among others, the construction of the telephone lines committed by MGTI to Telkom. The loans will mature on December 31, 2005.

    PT Multi Media Asia Indonesia ("M2A")

    M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara ("PSN") and M2A ("the Parties"), the parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of U.S.$ 20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company's investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

    PT Electronic Datainterchange Indonesia ("EDI")

    EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services. In 1998, Sisindosat subscribed to additional shares for Rp 8,036 in connection with the call for an increase in the subscribed capital stock of EDI as agreed in EDI's stockholders' meeting held in 1998.

    In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas ("AKSES"). EDI has 80% equity interest in AKSES.

    PT Graha Lintas Properti ("GLP")

    GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as "Gedung Sapta Pesona B".

    Based on a resolution at the Extraordinary Meeting of the Stockholders of GLP in 1999, the stockholders resolved to reduce the issued share capital of GLP from Rp 48,000 to Rp 44,400 by reducing one of its stockholders' shares. The reduction in the issued shares increased Sisindosat's investment in GLP from 35% to 37.84%.

    The economic difficulties faced by Indonesia (see Note 33) have affected the development of GLP's construction project, which has been discontinued since December 1998.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

7.  INVESTMENTS IN ASSOCIATED COMPANIES (continued)

    PT Yasawirya Tama Cipta ("YTC")

    In 1996, the Company acquired 1,356 shares of YTC, a company which provides multimedia services. The acquisition cost of the shares was greater by Rp 15,636 than the Company's equity interest in YTC at the time of the acquisition.

    Based on the minutes of meetings of YTC's stockholders held in 1996, YTC capitalized its additional paid-in capital to capital stock represented by 15,963 shares. As a result of this capitalization, the Company's shares increased by 6,385 shares.

    Based on the minutes of the Extraordinary Meeting of YTC's Stockholders held in 1999, the stockholders resolved to issue 23,256 new shares of YTC. The Company subscribed to 10,372 shares for Rp 4,460.

    PT Menara Jakarta ("MJ")

    In 1996, IMM and other parties established MJ, a company that will construct and operate building towers and related facilities.

    The economic difficulties faced by Indonesia (see Note 33) have affected the development of MJ's construction projects, which have been discontinued since 1997.

    PT Yasawirya Indah Mega Media ("YIMM")

    In 1997, IMM and YTC established YIMM, a company that provides multimedia entertainment and other related facilities.

    In 1997, YIMM entered into a joint venture agreement with Badan Pelaksana Pengelolaan dan Pengembangan Taman Mini Indonesia Indah ("BP3 TMII") to build, transfer and operate ("BTO") Tanah Airku Theatre, a theatre that provides multimedia entertainment. BP3 TMII agreed to provide the land and YIMM agreed to build and then transfer the ownership of the theatre to BP3 TMII. In 1998, YIMM transferred the ownership of the theatre and all of its facilities to BP3 TMII and at the same time, YIMM received the right to operate the theatre from BP3 TMII. As resolved at an Extraordinary Meeting of the Stockholders of YIMM, the stockholders approved to issue 4,286 new YIMM shares to BP3 TMII, which represent 30% equity interest in YIMM. As a result of the issuance of new shares, the equity interest of IMM in YIMM decreased from 50% to 35%. The theatre began its commercial operations in 1998.

    In 1998, IMM purchased 180 convertible bonds of YIMM with a nominal value of Rp 100 each. The bonds will mature in five years and earn interest at the rate of 29% per annum. Ten percent (10%) of the interest will be paid on a semi-annual basis, while the remainder will be paid when the bonds mature. At the maturity date, IMM has the option to convert a part or all of the bonds into YIMM's shares. The conversion price of the bonds shall be the market value of the shares at the time of conversion, but should not exceed Rp 18,000.

    The convertible bonds of YIMM are secured by YIMM shares owned by YTC, personal guarantee from one of YTC's stockholders, assets of YIMM which are not handed over to TMII and accounts receivable of YIMM.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

7.  INVESTMENTS IN ASSOCIATED COMPANIES (continued)

    PT Swadharma Marga Inforindo ("SMI")

    Lintasarta has 20% equity interest in SMI, a company domiciled in Jakarta and engaged in telecommunication and information services.

    PT Intikom Telepersada ("Intikom")

    In 1997, Sisindosat acquired 46% equity interest in Intikom. The acquisition cost of the shares was greater by Rp 164 than Sisindosat's equity interest in Intikom at the time of the acquisition. Intikom was established in 1990 and is engaged in, among others, assembling, installation and trading of telecommunication equipment.

    PT Kalimaya Perkasa Finance ("Kalimaya")

    In 1996, Sisindosat acquired shares in Kalimaya, which is engaged in multifinance activities such as factoring, leasing and consumer financing.

    PT Mediagate Indonesia ("MGI")

    In 2001, Indosatcom acquired 40% equity interest in MGI, a company engaged in, among others, construction, trading, transportation and other activities.

    Cambodian Indosat Telecommunications S.A. ("Camintel")

    The Company's investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by the United Nations Transitional Authority in Cambodia ("UNTAC"), and to provide telecommunications and other services in Cambodia.

8.  OTHER LONG-TERM INVESTMENTS

    This account consists of the following:

                                                               2002            2003
                                                           ------------    ------------
    Investments in:
        Shares of stock accounted for under the cost
            method - net                                        317,403         218,820
        Convertible bonds - net                                  85,000          54,750
     Equity securities which are available for sale                  99              99
                                                           ------------    ------------
    Total                                                       402,502         273,669
                                                           ============    ============

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8.  OTHER LONG-TERM INVESTMENTS (continued)

    a. Investments in shares of stock which are accounted for under the cost method

                                                                                2002
                                                           ----------------------------------------------
                                                                    Equity                   Cost/
                                                                 Interest (%)         Carrying Value)/1/)
                                                           ---------------------    ---------------------
        PT Pramindo Ikat Nusantara                                         13.00                  162,021
        The International Telecommunications
            Satellite Organization                                          0.34                   97,427
        PT Datakom Asia                                                     5.00                   50,000
        ICO Global Communications (Holdings) Limited                        0.87                   49,977
        AlphaNet Telecom Inc.                                                  -                   32,149
        U.S.A. Global Link, Inc.                                           19.05                   26,249
        PT Multimedia Nusantara                                            15.00                    3,750
        The International Mobile Satellite Organization                     0.40                    3,347
        PT Patra Telekomunikasi Indonesia                                  10.00                    2,000
        PT Indoprima Mikroselindo                                          17.33                    1,377
        ASEAN Cableship Pte. Ltd.                                          16.67                    1,265
        Acasia Communications Sdn. Bhd.                                    16.74                    1,237
        ASEAN Telecom Holding Sdn. Bhd.                                    17.60                      129
                                                                                    ---------------------
        Total                                                                                     430,928
        Less allowance for decline in value                                                       113,525
                                                                                    ---------------------
        Net                                                                                       317,403
                                                                                    =====================

        /1/) there is no sale of investment/adjustment in 2002

                                                                                2003
                                                           ----------------------------------------------
                                                                    Equity                  Cost/
                                                                 Interest (%)           Carrying Value
                                                           ---------------------    ---------------------
        PT Pramindo Ikat Nusantara                                          9.10                  113,415
        The International Telecommunications
            Satellite Organization                                          0.34                   97,427
        PT Datakom Asia                                                     5.00                   50,000
        ICO Global Communications (Holdings) Limited                        0.87                   49,977
        AlphaNet Telecom Inc.                                                  -                   32,149
        U.S.A. Global Link, Inc.                                           19.05                   26,249
        PT Multimedia Nusantara                                            15.00                    3,750
        The International Mobile Satellite Organization                     0.40                    3,347
        PT Patra Telekomunikasi Indonesia                                  10.00                    2,000
        PT Indoprima Mikroselindo                                          17.33                    1,377
        ASEAN Cableship Pte. Ltd.                                          16.67                    1,265
        Acasia Communications Sdn. Bhd.                                    16.74                    1,237
        ASEAN Telecom Holding Sdn. Bhd.                                    17.60                      129
                                                                                    ---------------------
        Total                                                                                     382,322
        Less allowance for decline in value                                                       163,502
                                                                                    ---------------------
        Net                                                                                       218,820
                                                                                    =====================

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8.  OTHER LONG-TERM INVESTMENTS (continued)

    b.  Investments in convertible bonds

        As of March 31, 2002 and 2003, this account consists of:

                                                              2002            2003
                                                          ------------    ------------
        AlphaNet Telecom Inc.                                   71,441          71,441
        PT Cipta Televisi Pendidikan Indonesia                 150,000          54,750
        YIMM                                                    18,000          18,000
                                                          ------------    ------------
        Total                                                  239,441         144,191
        Less allowance for decline in value                    154,441          89,441
                                                          ------------    ------------
        Net                                                     85,000          54,750
                                                          ============    ============

    c.  Equity securities which are available for sale

        As of March 31, 2002 and 2003, this account consists of:

        BNI                                                                  89
        Telkom                                                               10
                                                                     ----------
        Total                                                                99
                                                                     ==========

    The current economic condition faced by Indonesia (see Note 33) has substantially affected the Companies' other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp 267,966 and Rp 252,943 as of March 31, 2002 and 2003, respectively, which management believes is adequate to cover possible losses on the investments.

    PT Pramindo Ikat Nusantara ("PIN")

    In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme ("KSO"), PIN has taken over from Telkom the operations of Telkom's Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

    In 1998, the Company increased its capital contribution in PIN by U.S.$ 1,625 due to a call for payment from PIN. In 1999, PIN increased its issued capital stock from U.S.$ 110,500 to U.S.$ 118,000 by issuing 750,000 new shares with aggregate amount of U.S.$ 7,500. The Company's portion of this increase that amounts to U.S.$ 975 was paid on March 30, 1999.

    On April 19, 2002, Telkom and the PIN stockholders, including the Company, entered into a Conditional Sale and Purchase Agreement ("CSPA"), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately U.S.$ 381,499, in three share-purchase transactions, as follows:
    - 30% of the shares at the Initial Closing Date, which shall occur on August 1, 2002
    - 15% of the shares at the Interim Closing Date, which shall occur not later than September 30, 2003
    - 55% of the shares at the Subsequent Closing Date, which shall occur not later than December 31, 2004

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8.  OTHER LONG-TERM INVESTMENTS (continued)

    PT Pramindo Ikat Nusantara ("PIN") (continued)

    Telkom paid approximately U.S.$ 9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation, one of PIN's stockholders, which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately U.S.$ 372,235, plus the corresponding interest for the applicable period, will be settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

    Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp 3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

    As of March 31, 2003, the Company has received from Telkom U.S.$ 10,975 for the initial payment and Rp 32,199 for the working capital reimbursement.

    The International Telecommunications Satellite Organization ("Intelsat")

    Intelsat is an international organization providing worldwide telecommunications satellite services. The Company's investment in Intelsat was made in 1985. In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company's capital contributions in Intelsat totalling U.S.$ 11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

    PT Datakom Asia ("DA")

    DA is the holding company for the companies in the Datakom group of companies engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

    In 1997, the Company purchased 5% equity interest in DA at the price of Rp 50,000 under the condition that DA or another appointed party would repurchase the Company's 5% equity interest in DA at the price of Rp 50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake its initial public offering ("IPO") of its shares by December 31, 1999. The interest rate is based on the average interest rate of three banks each, owned by the Government and the private sector, computed from the date the Company paid for its 5% equity interest. As of March 31, 2003, the Company has not yet finalized its negotiations with DA on the repurchase as a result of the inability of DA to undertake its IPO.

    ICO Global Communications (Holdings) Limited ("I-CO")

    In 1995, the Company and I-CO, Inmarsat's subsidiary that is domiciled in the Bahamas, signed an agreement for the Company to subscribe to 200,000 I-CO shares at U.S.$ 100 each. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

    In 1998, the Board of I-CO, through its Financing Committee, approved to issue 8 bonus shares for each share owned by all I-CO stockholders. The Company, which previously owned 200,000 shares of I-CO, now owns 1,800,000 shares. However, since I-CO had a public offering of its shares and the Company did not subscribe to additional shares, the Company's equity interest in I-CO decreased from 1.37% to 0.87%.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8.  OTHER LONG-TERM INVESTMENTS (continued)

    AlphaNet Telecom Inc. ("ATI")

    ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travelers, the hotel industry and users of personal computers and personal digital assistants. "Inn Fax", "Follow Fax" and "Follow Fax PC" are the registered trademarks of ATI.

    Based on a share-purchase agreement in 1997 between the Company and AlphaNet Technology Corporation ("ATC"), one of the current stockholders of ATI, the Company purchased 1,750,000 ATI common shares at Canadian dollars ("CAD") 9 each. This initial investment of CAD 15,750,000 represented 17.05% equity interest in ATI.

    The Company's equity interest in ATI subsequently decreased to 16.91% due to the exercise of stock options by ATI employees in 1997. In 1998, ATI issued 1,338,000 new shares through special warrant financing. As a result of the issuance of these new shares, the Company's equity interest in ATI decreased further to 14.5%.

    In a separate agreement, the Company purchased convertible bonds of ATI at the principal amount of CAD 35,000,000. The bonds were issued in September 1997 to mature on September 13, 2002. The bonds earn quarterly interest at the Bank of Canada annual prime-lending rate adjusted annually on each anniversary date of the issue date to the rate prevailing on that day. The principal amount of the bonds is convertible into ATI's shares of stock at any time up to the maturity date at the conversion price of CAD 17.50 per share.

    In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investment in ATI.

    As a result of ATI's liquidation process, the Company received on March 9, 2001 the amount of Rp 12,923 (CAD 2,028,670) from the sale of ATI's assets. This amount was included in "Other Income (Expenses) - Others - Net" account in the 2001 consolidated statement of income. The liquidation process of ATI is expected to be completed in 2003.

    U.S.A. Global Link, Inc. ("Global Link")

    In 1996, Sisindosat acquired 200,000 shares of Global Link, a company incorporated in the USA and engaged mainly in the provision of callback services. The acquisition cost of the shares was greater by Rp 44,507 than Sisindosat's equity interest in Global Link at the time the investment was made.

    In 1997, Global Link issued 50,000 new shares that were subscribed by a third party through a private placement. The issuance of the new shares resulted in the decrease in Sisindosat's equity interest from 20% to 19.05%.

    As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8.  OTHER LONG-TERM INVESTMENTS (continued)

    PT Multimedia Nusantara ("Metra")

    In 1997, IMM and other parties established Metra, which is engaged in pay-television and multimedia information service.

    The International Mobile Satellite Organization ("Inmarsat")

    Inmarsat is an international organization providing worldwide telecommunications satellite services for mobile (maritime/aeronautical) telecommunications facilities. The Company's 0.22% equity interest in Inmarsat was initially made in 1987 and increased to 0.4% in 1997.

    In 1999, Inmarsat became a private company. The Company's capital contributions in Inmarsat totalling U.S.$ 2,949 were converted into 39,661 shares and became the basis of recording the investment under the cost method.

    PT Patra Telekomunikasi Indonesia ("Patrakomindo")

    In 1995, the Company, Telkom, PT Elnusa (a related party) and two other companies entered into an agreement to establish Patrakomindo, a joint venture company engaged in providing satellite communications system services and related facilities to the petroleum industry. Patrakomindo started operations in 1996.

    PT Indoprima Mikroselindo ("Primasel")

    The Company's investment in Primasel was made in 1996. Primasel shall engage in providing telecommunications services of Personal Communications Service/Personal Communications Network - Personal Handy Telephone System ("PHS") in the East Java Region. The Company's investment amounting to Rp 4,600 represents 21.05% equity interest in Primasel.

    Based on a resolution at the Extraordinary Meeting of the Stockholders of Primasel in 1999, the stockholders agreed to convert into Primasel shares a part of Primasel's credit from an existing supplier. The conversion of the supplier's credit into shares resulted in the decrease in the Company's equity interest in Primasel from 21.05% to 17.33%.

    As of March 31, 2003, Primasel has not yet started its commercial operations although it has obtained its operating license from the Government of the Republic of Indonesia

    ASEAN Cableship Pte. Ltd. ("ACPL")

    The Company's investment in ACPL was made in 1986. ACPL, which was founded by the telecommunications authorities of the six members of the Association of South East Asian Nations ("ASEAN"), is engaged in providing services related to the repair and maintenance of submarine cables.

These consoldiated financial statements are originally issued in Indonesian language.


            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8.   OTHER LONG-TERM INVESTMENTS (continued)

     Acasia Communications Sdn. Bhd. ("Acasia")

     The Company's investment in Acasia was made in 1995. Acasia, which is incorporated in Malaysia, was founded in 1995 by the telecommunications carriers of five ASEAN member countries and is primarily engaged in telecommunications services and other related services.

     In 1997, Acasia issued 3,105,625 new shares to its stockholders of which the Company took 525,000 shares. The issuance of the new shares resulted in the increase in the Company's equity interest from 14.68% to 16% since one of the stockholders did not take its entire portion.

     In 1998, the Company acquired 123,127 shares of Acasia which were previously owned and unpaid by the other stockholders. By acquiring these shares, the Company's equity interest in Acasia increased from 16% to 16.74%.

     ASEAN Telecom Holding Sdn. Bhd. ("ATH")

     The Company's investment in ATH was made in 1996. ATH, which is incorporated in Malaysia, was founded in 1995 by the telecommunications carriers of five ASEAN member countries and is primarily engaged in corporate telecommunications and other related services. In 1996, ATH issued 25,000 new shares to Jabatan Telekom Brunei. The issuance of the new shares resulted in the decrease in the Company's equity interest in ATH from 20% to 16.67%.

     In 1997, ATH issued 426,750 new shares to its existing stockholders. The Company and other stockholders subscribed to 71,125 shares each, but since one of the stockholders did not take all of its portion and a part of it was taken by the Company and the other stockholders, the Company's equity interest in ATH increased from 16.67% to 17.6%.

     PT Cipta Televisi Pendidikan Indonesia ("CTPI")

     CTPI is engaged in television broadcasting and other related services or activities. In 1997, the Company purchased 15 convertible bonds of CTPI at the nominal value of Rp 10,000 each. The bonds will mature on October 15, 2002 and earn semi-annual interest at the rate of 7% per annum. The bonds shall be converted into CTPI's shares of stock immediately after CTPI's net worth equals to or exceeds Rp 575,000 and its price-earnings ratio becomes 10.

     In the event that the net worth in any year during the five-year term of the bonds is less than Rp 546,000:

     (a) CTPI will, at the option of the Company by sending a redemption notice to CTPI, redeem all bonds held by the Company at a redemption amount calculated so as to give the Company an additional interest of 19% or a total interest of 26% per annum (compounded from the issue date up to and including the redemption date which shall be the date falling 14 days after the date of the Redemption Notice) for the bonds, together with all unpaid interest accrued thereon; or

     (b) The Company may sell and/or otherwise transfer to the controlling stockholder of CTPI all bonds held by the Company at an amount calculated so as to give the Company an additional interest of 19% or a total interest of 26% per annum (compounded from the issue date up to and including the date of transfer of the relevant bonds) for the bonds, together with all unpaid interest accrued thereon.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8.   OTHER LONG-TERM INVESTMENTS (continued)

     PT Cipta Televisi Pendidikan Indonesia ("CTPI") (continued)

     In the event that the targeted net worth will equal to or be more than Rp 575,000 but the price-earnings ratio of 10 is not achieved so that CTPI fails to undertake the Initial Public Offering ("IPO") by December 31, 2000, then within 3 months from December 31, 2000, the Company can exercise one of the two options stated above, plus an option that the Company may convert the bonds into shares, at the latest, on the maturity date of the bonds. The conversion price applicable shall be the nominal value per share.

     The stockholders of CTPI guarantee to purchase and pay the bonds at the value stated above in the event that CTPI fails to achieve the above conditions and the Company requires CTPI to redeem the bonds.

     CTPI failed to undertake its IPO by December 31, 2000.

     On October 15, 2002, the Company sent a redemption notice to CTPI to redeem the bonds. On October 16, 2002, the Company also sent a letter to PT Tridan Satriaputra, as the Guarantor of the bonds, to pay the bonds.

     Based on a letter dated December 18, 2002 from CTPI, it offered the settlement of the bonds by paying the Company U.S.$ 5,000 in cash not later than March 31, 2003 and U.S.$ 10,000 in the form of registered transferable term loan to PT Garuda Indonesia. As of December 31, 2002, the Company has not decided on the offer.

     In 2002, the Company wrote off a part of its investment in convertible bonds of CTPI amounting to Rp 95,250.

9.   PROPERTY AND EQUIPMENT

     The details of property and equipment are as follows:

                                                                       2002
                                 ------------------------------------------------------------------------------------
                                                             Transactions during the Year
                                                   -----------------------------------------------
                                     Balance
                                 at Beginning of                                                         Balance at
                                      Year          Additions     Deductions     Reclassifications       End of Year
                                 ---------------   -----------   ------------   -------------------     -------------
     Carrying Value
     --------------
     Landrights                          215,251         5,674              -                     -           220,926
      Buildings                          265,434           (80)             -                 2,318           267,672
     Submarine cables                    686,051             -              -                     -           686,051
     Earth stations                      108,420             -              -                     -           108,420
     Inland link                          78,180         4,012              -                 3,987            86,179
     Switching equipment                 240,306           280              -                   583           241,169
     Telecommunications
      peripherals                        783,840         3,684         10,736                 3,776           780,565
     Information technology
      equipment                          426,757             -              -                12,636           439,394
     Office equipment                    774,552         4,207          1,891                 4,594           781,462
     Building and leasehold
          improvements                   174,006         5,883              -                 5,131           185,020
     Vehicles                             28,438           635          2,002                     -            27,071

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9.   PROPERTY AND EQUIPMENT (continued)

                                                                      2002
                                 -----------------------------------------------------------------------------------
                                                            Transactions during the Year
                                                   ------------------------------------------------
                                     Balance
                                 at Beginning of                                                         Balance at
                                      Year          Additions     Deductions     Reclassifications       End of Year
                                 ---------------   -----------   ------------   -------------------     -------------
     Cellular technical
      equipment
      Base station subsystem           4,700,440            36              -               237,836         4,938,312
      Network switching
        subsystem                      1,964,340         5,860              -                 2,309         1,972,509
     Operating support
        subsystem                        395,337         3,589              -                   270           399,196
     Satellite technical
      equipment
      Satellites                         865,336             -              -                     -           865,336
      Master control station             132,482             -              -                     -           132,482
      Customer premises
        equipment                         64,892             -              -                 6,967            71,859
     Transmission and cross
      connection equipment
      Transmission
        equipment                        403,675             -              -                   676           404,351
      Cross-connection
        equipment                         23,363             -              -                 3,927            27,290
     Properties under
      construction and
      installation                     1,533,707       356,938              -              (285,010)        1,605,635
                                    ------------   -----------     ----------              --------      ------------
     Total                            13,864,807       390,718         14,629                     -        14,240,899
                                    ------------   -----------     ----------              --------      ------------

     Accumulated Depreciation
     ------------------------
     Buildings                           102,655        12,132              -                     -           114,787
     Submarine cables                    155,077        11,510              -                     -           166,587
     Earth stations                       61,745         1,469              -                     -            63,215
     Inland link                          19,145         1,439              -                     -            20,585
     Switching equipment                 103,573         8,396              -                     -           111,969
     Telecommunications
      peripherals                        415,184        61,762          3,512                     -           473,434
     Information technology
      equipment                          279,892         2,712              -                     -           282,604
      Office equipment                   210,880         3,199          1,311                     -           212,768
     Building and leasehold
      improvements                       124,110         8,480              -                     -           132,590
      Vehicles                             9,535           392              -                     -             9,927
     Cellular technical
      equipment
      Base station subsystem           1,547,108       160,206              -                     -         1,707,314
      Network switching
             subsystem                   787,490        67,322              -                     -           854,812
     Operating support
             subsystem                    46,324        18,075              -                     -            64,399
     Satellite technical
      equipment
      Satellites                         271,842        26,901              -                     -           298,743
      Master control station              35,673         3,947              -                     -            39,620
      Customer premises
             equipment                     9,781         1,470              -                     -            11,251
     Transmission and cross
       connection equipment
       Transmission
         equipment                        76,631         9,181              -                     -            85,812
       Cross-connection
         equipment                         8,046           613              -                     -             8,659-
                                    ------------   -----------     ----------              --------      ------------
     Total                             4,264,691       399,206          4,823                     -         4,659,076
                                    ------------   -----------     ----------              --------      ------------
     Less impairment
       in value                          131,209             -              -                     -           131,209
                                    ------------   -----------     ----------              --------      ------------
     Net Book Value                    9,468,907                                                            9,450,614

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9.   PROPERTY AND EQUIPMENT (continued)

                                                                       2002
                                 ------------------------------------------------------------------------------------
                                                             Transactions during the Year
                                                   -----------------------------------------------
                                     Balance
                                 at Beginning of                                                         Balance at
                                      Year          Additions     Deductions     Reclassifications       End of Year
                                 ---------------   -----------   ------------   -------------------     -------------
     Carrying Value
     --------------
     Landrights                          252,076            89              -                     -           252,165
     Buildings                           292,726         4,829              -                 9,697           307,252
     Submarine cables                    724,170             -              -                     -           724,170
     Earth stations                      108,484           495              -                     -           108,979
     Inland link                         166,137            40              -                     -           166,177
     Switching equipment                 278,428           422              -                   151           279,001
     Telecommunications
         peripherals                     984,011        24,307         10,562                 3,109         1,000,865
     Information technology
         equipment                       506,874             -              -                 9,242           516,116
     Office equipment                    899,258        23,784         12,364                24,600           935,278
     Building and leasehold
         improvement                     224,712        16,791              -                24,539           266,042
     Vehicles                             28,180           850              -                     -            29,030
     Cellular technical equipment
         Base station subsystem        6,558,179        71,543              -               240,412         6,870,134
         Network switching
          subsystem                    2,436,000        34,112              -                16,425         2,486,537
         Operating support
          subsystem                      444,984        11,613              -                 9,694           466,291
     Satellite technical equipment
         Satellites                      979,473             -              -                     -           979,473
         Master control station          153,077             -              -                     -           153,077
         Customer premises
          equipment                       96,377             -              -                 3,190            99,567
         Transmission and cross
             connection equipment
         Transmission equipment          406,191             -              -                 2,738           408,929
     Cross-connection
         equipment                        27,590             -              -                 4,743            32,333
     Others                                    -         1,495              -                     -             1,495
     Properties under construction
         and installation              2,272,471       856,746              -              (348,540)        2,780,677
                                    ------------   -----------      ---------           -----------      ------------
     Total                            17,839,398     1,047,116         22,926                     -        18,863,589
                                    ------------   -----------      ---------           -----------      ------------

Accumulated Depreciation
------------------------
     Buildings                           130,054         7,306              -                     -           137,360
     Submarine cables                    205,312        12,139              -                     -           217,451
     Earth stations                       67,608         1,417              -                     -            69,025
     Inland link                          28,729         2,842              -                     -            31,571
     Switching equipment                 125,670         5,087              -                     -           130,757
     Telecommunications
         peripherals                     531,776        32,043          3,805                     -           560,014
     Information technology
         equipment                       303,285        18,476              -                     -           321,761
     Office equipment                    353,543        38,788          1,325                     -           391,006
     Building and leasehold
         improvements                    148,076         8,923              -                     -           156,999
     Vehicles                             11,811         1,245              -                     -            13,056
     Cellular technical equipment
         Base station subsystem        2,269,942       214,798              -                     -         2,484,740
         Network switching
              subsystem                1,080,531        82,251              -                     -         1,162,782
         Operating support
              subsystem                   99,986        14,500              -                     -           114,486

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9.   PROPERTY AND EQUIPMENT (continued)

                                                                       2002
                                 ------------------------------------------------------------------------------------
                                                             Transactions during the Year
                                                   -----------------------------------------------
                                     Balance
                                 at Beginning of                                                         Balance at
                                      Year          Additions     Deductions     Reclassifications       End of Year
                                 ---------------   -----------   ------------   -------------------     -------------
     Satellites technical equipment
         Satellite                       395,658        33,902              -                     -           429,560
         Master control station           53,518         4,966              -                     -            58,484
         Customer premises
              equipment                   17,828         2,544              -                     -            20,372
     Transmission and cross
         connection equipment
         Transmission equipment          113,393         9,264              -                     -           122,657
         Cross-connection
              equipment                   12,213           983              -                     -            13,056
     Others                                    -            11              -                     -                11
                                    ------------     ---------       --------                ------      ------------
     Total                             5,948,933       491,486          5.130                     -         6,435,288
                                    ------------     ---------       --------                ------      ------------
     Less impairment
         In value                        131,209             -              -                     -           131,209
                                    ------------     ---------       --------                ------      ------------

     Net Book Value                   11,759,256                                                           12,297,092
                                    ------------                                                         ------------

     The submarine cables represent the Company's proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

     Depreciation charged to operations amounted to Rp 399,206 and Rp 491,486 in 2002 and 2003, respectively.

     In 1999, Satelindo assessed its property and equipment in connection with indications of assets impairment. Based on the assessment, Satelindo provided an impairment reserve amounting to Rp 131,209 for certain property and equipment whose carrying value exceeded their recoverable amount. Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48, "Impairment of Assets Value", except as already recognized by Satelindo.

     The Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for U.S.$ 1,651,536 and Rp 2,748,563, including insurance on Satelindo's satellite amounting to U.S.$ 150,000 which is pledged as collateral for its long-term debts (see Notes 14 and 15). In management's opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

     Portions of property and equipment are pledged as collateral to long-term debts and letter of credit facilities obtained by Satelindo and Lintasarta (see Note 14) and to short-term loans obtained by Sisindosat.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9.   PROPERTY AND EQUIPMENT (continued)

     The details of the Companies' properties under construction and installation as of March 31, 2002 and 2003 are as follows:

                                                                                                  Estimated Date
                     2002                             Completion               Cost                of Completion
     -------------------------------------      ------------------        --------------     ------------------------
     Cellular technical equipment                              75%               946,473     April 2002
     Telecommunications peripherals                      15% - 96%               316,910     June 2002
     Submarine cables                                          55%               173,985     May 2003
     Inland link                                         80% - 92%                52,365     June 2002
     Building and leasehold improvements                 30% - 89%                17,037     September 2002
     Information technology equipment                    45% - 80%                   637     March - December 2004
     Switching equipment                                       30%                16,359     June 2002
     Transmission and cross-connection
        equipment                                              85%                 6,270     May 2002
     Satellite technical equipment                             80%                34,022     April 2002
     Building                                            30% - 80%                 6,572     January - June 2003
     Others                                              30% - 90%                35,006     June 2002
                                                                            ------------
     Total                                                                     1,605,635
                                                                            ============

                                                                                                  Estimated Date
                     2003                             Completion               Cost                of Completion
     -------------------------------------      ------------------        --------------     ------------------------
     Cellular technical equipment                        10% - 95%             1,767,934     September 2003
     Telecommunications peripherals                            40%               693,643     June 2003
     Submarine cables                                          90%               155,797     July - August 2003
     Inland link                                               60%                45,922     August 2003
     Building and leasehold improvements                 15% - 80%                17,862     June - December 2003
     Information technology equipment                    50% - 80%                17,212     May 2003-December 2004
     Switching equipment                                       40%                18,871     August 2003
     Building                                            30% - 70%                16,653     June 2003
     Transmission and cross-connection
           equipment                                     60% - 70%                 5,977     April 2003
     Satellite technical equipment                       30% - 40%                 9,231     May 2003
     Others                                              30% - 85%                31,575     May - July 2003
                                                                             -----------
     Total                                                                     2,780,677
                                                                             ===========

10.  GOODWILL

     As of March 31, 2002, this account represents goodwill amounting to Rp 2,728,393 less seventeen months amortization of Rp 1,000,411, from the acquisition of 100% equity interest in Bimagraha in May 2001.

     As of March 31, 2003, this account represents goodwill amounting to Rp 2,055,329, less amortization of Rp 310,583, from the acquisition of 25% equity interest in Satelindo in June 2002 and the balance of goodwill from the acquisition of 100% equity interest in Bimagraha in 2001.

     The analysis of goodwill is as follows:

                                                      2002              2003
                                                  ------------       ----------
     Balance at beginning of year                    2,410,080        3,711,914
     Amortization                                     (136,419)        (239,186)
                                                  ------------       ----------
     Balance at end of year                          2,273,661        3,472,728
                                                  ============       ==========

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

11.  LONG-TERM ADVANCES

     This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached certain percentage of completion.

12.  TAXES PAYABLE

     The taxes payable as of March 31, 2002 and 2003 are as follows:

                                                                               2002               2003
                                                                           -----------         ----------
     Estimated corporate Income Tax payable,
         less tax prepayments of Rp 123,359 in 2002 and
         Rp  32,892 in 2003                                                    (68,854)           120,603
     Income Taxes:
         Article 21                                                              3,928              6,463
         Article 22                                                                946               (553)
         Article 23                                                             11,525             20,577
         Article 25                                                             32,645             12,273
         Article 26                                                              1,389              1,454
         Article 29                                                          1,778,560            (44,955)
     Stamp Duty                                                                    312                312
     Value Added Tax ("VAT")                                                   113,261             74,643
     Others                                                                          -                696
                                                                           -----------          ---------
     Total                                                                   1,873,712            191,513
                                                                           ===========          =========

     The reconciliation between income before Income Tax and estimated taxable income of the Company for the years ended March 31, 2002 and 2003 is as follows:

                                                                               2002               2003
                                                                            ----------         ----------
     Income before Income Tax per consolidated
         statements of income                                                  550,913            222,565
     Subsidiaries' income before Income Tax
         and effect of inter-company
         consolidation eliminations                                           (288,657)          (153,145)
                                                                            ----------         ----------
     Income before Income Tax of the Company                                   262,256             69,420

     Positive adjustments
         Provision for doubtful accounts                                         3,889             (2,182)
         Interest expense on loans used
              to finance shares acquisition                                          -            111,274
         Interest on tax installments                                                -            117,446

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

12.  TAXES PAYABLE (continued)

                                                                 2002                   2003
                                                            -------------           -----------
         Assessments for Income Taxes
              and related penalties                                37,880                     -
         Employee benefits                                          2,213                 2,512
         Donation                                                     626                   464
         Depreciation - net                                         9,723                     -
         Others                                                     1,023                     -

     Negative adjustments
         Amortization of goodwill                                 (75,143)             (121,950)
         Write-off of accounts receivable                               -              (102,228)
         Interest income already
              subjected to final tax                              (80,965)              (20,174)
         Depreciation - net                                             -               (20,701)
         Net periodic pension cost                                 (1,225)               (4,040)
         Equity in net income of investees                        (30,358)                    -
                                                              -----------            ----------
     Estimated taxable income of
         the Company                                              129,919                29,841
                                                              ===========            ==========

     The computation of the Income Tax expense (benefit) - net for the years ended March 31, 2002 and 2003 is as follows:

                                                                 2002                   2003
                                                             ------------           -----------
     Estimated taxable income of the Company                      129,919                29,841
                                                             ------------           -----------
     Income Tax expense - current (at
         statutory tax rates)
         Company                                                   38,971                 8,948
         Subsidiaries                                              15,535               144,547
                                                             ------------           -----------
     Total Income Tax expense  - current                           54,506               153,495
                                                             ------------           -----------
Income Tax expense (benefit) - deferred
         Effect of temporary differences at
              enacted maximum tax rate (30%)
              Company
                  Amortization of goodwill                         22,543                36,585
                  Write-off of accounts receivable                      -                30,668
                  Depreciation - net                               (2,917)                6,210
                  Net periodic pension cost                           368                 1,212
                  Equity in net income (loss) of
                      investees                                     9,107               (35,234)
                  Loss from decline in value of
                      investments in associated
                      companies and other
                      long-term investments                        (1,167)                    -
                  Provision for doubtful accounts                       -                   655
                  Provision for termination,
                       gratuity and compensation
                       benefits of employees                            -               (33,382)

                                                             ------------           -----------
                                                                   27,934                 6,714

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

12.  TAXES PAYABLE (continued)

                                                                         2002             2003
                                                                     -----------       -----------
           Subsidiaries
               Tax loss carry-overs applied                              161,418           (23,530)
               Equity in net income
                   of investees                                           49,630            36,134
               Depreciation - net                                        (33,603)             (750)
               Pension cost                                                    -              (450)
               Provision for doubtful accounts                             3,697            (9,815)
               Bonus                                                           -             1,683
               Amortization of long term prepaid rental                        -              (450)
               Under common control                                            -            (2,826)

               Others                                                        709                 -
                                                                     -----------       -----------
                                                                         181,851                (4)
               Valuation allowance of deferred tax asset                  (6,143)                -
                                                                     -----------       -----------

                                                                         175,708                (4)

     Income Tax expense (benefit) - deferred                             203,642             6,710
                                                                     -----------       -----------

     Income Tax expense - net                                            258,148           160,205
                                                                     ===========       ===========

     The computation of the estimated Income Tax payable and claims for tax refund for the years ended March 31, 2002 and 2003 is as follows:

                                                                         2002             2003
                                                                     -----------       -----------
     Income Tax expense  - current
         Company                                                          38,971             8,948
         Subsidiaries                                                     15,535           144,547
                                                                     -----------       -----------
     Total Income Tax expense  - current                                  54,506           153,495
                                                                     -----------       -----------

     Less prepayments of Income Tax of the Company
         Article 22                                                            -                19
         Article 23                                                        1,412             2,818
         Article 25                                                       66,331            15,406
         Fiscal                                                               94                 -
                                                                     -----------       -----------
     Total prepayments of Income Tax of the Company                       67,837            18,243
                                                                     -----------       -----------

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

12.  TAXES PAYABLE (continued)

                                                                         2002             2003
                                                                      ----------       -----------
     Less prepayments of Income Tax of Subsidiaries
         Article 22                                                       14,327             8,991
         Article 23                                                       18,575             1,929
         Article 25                                                       22,550             3,729
         Stamp                                                                14                 -
         Fiscal                                                               56                 -
                                                                      ----------       -----------
     Total prepayments of Income Tax of Subsidiaries                      55,522            14,649
                                                                      ----------       -----------

     Total prepayments of Income Tax                                     123,359            32,892
                                                                      ----------       -----------
     Estimated Income Tax payable

         Company                                                         (28,866)           (9,295)
         Subsidiaries                                                    (39,988)          129,898
                                                                      ----------       -----------
     Net                                                                  68,854           120,603
                                                                      ----------       -----------

     The reconciliation between the Income Tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before Income Tax of the Company and Subsidiaries, and the Income Tax expense - net as shown in the consolidated statements of income for the years ended March 31, 2002 and 2003 is as follows:

                                                                         2002             2003
                                                                      ----------       -----------
     Income before Income Tax per consolidated
         statements of income                                            550,913           222,565

     Company's equity in Subsidiaries' income
         (loss) before Income Tax and reversal of
         inter-company consolidation eliminations                        391,111           318,085
                                                                      ----------       -----------

     Combined income, net of loss,
         before Income Tax of the
         Company and Subsidiaries                                        942,024           540,650
                                                                      ----------       -----------

     Income Tax expense at the applicable tax
         rate of 30%                                                     282,607           162,195

     Tax effect on permanent differences
         Write of Receivable                                                                   829
         Employee benefits                                                   931               659
         Assessment for Income Taxes and
              related penalties                                           12,867                 -

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

12.  TAXES PAYABLE (continued)

                                                                                2002            2003
                                                                            ------------    ------------
         Donation                                                                    535           2,258
         Tax expense                                                                   -           2.050
         Representation                                                               96              92
         Interest income already subjected to
              final tax                                                          (32,837)         (9,170)
         Others                                                                       18           1,292
     Adjustment due to tax audit and others                                           74               -
     Valuation allowance adjustment                                               (6,143)              -
                                                                            ------------    ------------
     Income Tax expense - net per
         consolidated statements of income                                       258,148         160,205
                                                                            ============    ============

     The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of March 31, 2002 and 2003 are as follows:

                                                                                2002            2003
                                                                            ------------    ------------
     Company
         Deferred tax assets
             Investments in subsidiaries/associated companies                    165,859         235,583
             Allowance for decline in value of investments in
                 associated companies and other long-term
                 investments                                                      85,851          81,344
             Interest expense on loans used to finance shares
                 acquisition                                                           -          83,765
             Allowance for doubtful accounts - net                                31,367         136,204
             Pension cost                                                          3,837               -
             Others                                                                    -           4,139
                                                                            ------------    ------------
             Total                                                               286,914         541,035
                                                                            ------------    ------------

         Deferred tax liabilities
             Write of receivable                                                       -        (131,791)
             Goodwill                                                           (128,104)       (309,393)
             Depreciation net                                                          -        (135,638)
             Difference in transactions of equity changes in
                 associated companies/subsidiaries                              (121,799)       (121,836)
             Gain on Property and equipment                                     (112,282)            (34)
             Pension cost                                                              -          (3,987)
                                                                            ------------    ------------
             Total                                                              (362,185)       (702,679)
                                                                            ------------    ------------
         Deferred tax liabilities - net                                          (75,271)       (161,644)
                                                                            ------------    ------------

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

12.  TAXES PAYABLE (continued)

                                                                                    2002           2003
                                                                                ------------   ------------
     Subsidiaries (Satelindo in 2003;
         Bimagraha in 2002)
         Deferred tax assets
             Allowance for doubtful accounts - net                                         -         77,287
             Tax loss carry-overs                                                          -          3,541
             Impairment loss on property & equipment                                       -         39,363
             Pension cost                                                                  -          2,863
             Provision for participation in pgbs                                           -          3,600
                                                                                ------------   ------------
                                                                                           -        126,654
             Valuation allowance                                                           -         (3,508)
                                                                                ------------   ------------
             Net                                                                           -        123,147
                                                                                ------------   ------------
         Deferred tax liabilities
             Investments in subsidiaries/associated companies                        (49,630)             -
             Property & equipment                                                          -       (246,409)
             Others                                                                  (56,136)             -
                                                                                ------------   ------------
             Total                                                                  (105,766)      (246,409)
                                                                                ------------   ------------
         Deferred tax liabilities - net                                             (105,766)      (246,409)
                                                                                ------------   ------------
     Total deferred tax liabilities - net                                           (181,037)      (123,262)
                                                                                ============   ============

     Subsidiaries (Lintasarta and IMM
         in 2003; IMM, Sisindosat, Satelindo, Lintasarta and
         IM3 in 2002)
         Deferred tax assets
             Tax loss carry-overs                                                     58,380              -
             Allowance for doubtful accounts - net                                    22,877         17,227
             Allowance for decline in value of investments in
                 associated companies and other long-term
                 investments                                                          20,649          9,404
             Investments in subsidiaries/associated companies                          5,734          1,622
             Write off receivable                                                          -         (7,471)
             Fixed Assets                                                              4,465              -
             Pension cost                                                                  -          1,093
             Bonus                                                                         -           (754)
             Deffered income                                                               -          5,732
                                                                                ------------   ------------
             Net                                                                     112,105         26,853

These consoldiated financial statements are originally issued in Indonesian language

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

12.  TAXES PAYABLE (continued)

                                                2002          2003
                                               -------       ------

       Deferred tax liabilities
          Property and equipment                (5,935)            -
          Depreciation net                                    (7,279)
          Others                                (1,426)         (259)
                                               -------       -------
          Total                                  7,361        (7,538)
                                               -------       -------
          Allowance deffered tax asset               -       (15,747)
                                               -------       -------
     Deferred tax assets - net                 104,744         3,568
                                               =======       =======

     The significant temporary differences on which deferred tax assets have been computed are not deductible for Income Tax purposes until the decrease in the carrying value of investments in associated companies, the allowance for decline in value of investments in associated companies and other long-term investments and the capitalized interest expense on loans used to finance the share acquisition are realized upon sale of the investments, the doubtful accounts are written-off, the prepaid pension cost is expensed and the tax loss carry-overs are utilized. The deferred tax liabilities relate to the differences in the book and tax bases of goodwill and property and equipment due to the use of different amortization/ depreciation periods and methods for Income Tax and financial reporting purposes and the tax effect on the difference in transactions of equity changes in associated companies/subsidiaries.

     A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is probable to be realized. The reduction in valuation allowance mainly relates to the reversal of the valuation allowance provided on tax loss carry-overs of Subsidiaries. Management believes that the existing tax loss carry-overs can be realized in the future.

     Under the current tax laws of Indonesia, the Company and Subsidiaries submit their tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on Income Tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

     Based on Decision No. S-31 L-S/WPJ.07/KP.0105/2003 dated February 13, 2003 of the Director General of Taxation, the Company obtained approval to pay the Income Tax payable Article 25 for fiscal year 2003 amounting to Rp 5,135,293,000.

These consoldiated financial statements are originally issued in Indonesian language

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

12.  TAXES PAYABLE (continued)

     The tax loss carry-overs of Sisindosat and IM2 as of March 31, 2003 can be carried forward through 2008 based on the following schedule:

            Year Due                                              Amount
     ----------------------                                   ------------------

     2003                                                                    730
     2004                                                                    437
     2005                                                                  5,587
     2006                                                                137,004
     2007                                                                370,389
     2008                                                                126,818
                                                              ------------------
     Total                                                               640,965
                                                              ==================

13.  ACCRUED EXPENSES

     This account consists of the following:

                                                         2002           2003
                                                      ----------    ------------

     Interest                                            110,788         136,885
     Employee benefits                                    61,553          74,837
     Concession Fee                                       30,025          34,596
     Network repairs and maintenance                      75,455          19,391
     Rental                                               48,300           7,264
     Consultancy fees                                          -              94
     Others                                               34,174         143,194
                                                      ----------    ------------
   Total                                                 360,295         416,261
                                                      ==========    ============

14.  LONG-TERM DEBTS

     This account consists of the following:

                                                         2002           2003
                                                      ----------    ------------
     Related parties
        Syndicated loan facility
           Mandiri                                             -       1,000,000
           BNI                                                 -         230,000
           PT Bank Syari'ah Mandiri                                       50,000
           BRI                                                 -          50,000

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14.  LONG-TERM DEBTS (continued)

                                                          2002          2003
                                                      -----------   ------------

         BNI                                                    -        668,100
         Government of the Republic of Indonesia           10,251          5,241
         Others                                                              396
     Third parties                                      2,707,096      2,221,656
                                                      -----------   ------------
     Total long-term debts                              2,717,347      4,225,393
                                                      -----------   ------------
     Less current maturities
         Related party
            Government of the Republic of Indonesia         5,010          2,505
         Third parties                                    680,825        619,914
                                                      -----------   ------------
     Total current maturities                             685,835        622,419
                                                      -----------   ------------
     Net                                                2,031,512      3,602,974
                                                      ===========   ============

     The loans from related parties consist of the following:

     a.  Syndicated Loan Facility

         On August 7, 2002, IM3 obtained a long-term credit facility of Rp 1,500,000 from the following syndicated banks:

                     Bank                                             Amount
         ------------------------                                 -------------
         Mandiri                                                      1,000,000
         BNI                                                            230,000*
         BCA                                                            100,000
         Danamon                                                         50,000
         BRI                                                             50,000
         PT Bank Syariah Mandiri                                         50,000
         Bukopin                                                         20,000
                                                                  -------------
         Total                                                        1,500,000
                                                                  =============

         * including Rp 30,000 loan from Syari'ah Business Division

         Based on the credit facility agreement, IM3 should use the proceeds of the loans for the purpose of the installation and development of IM3's GSM 1800 cellular network in the islands of Java, Bali, Batam and Bintan.

         The loans bear interest rate in accordance with the prime rate of the syndicated banks. The interest rates for the first and second quarters ranged from 18% to 20% per annum. The loans are payable semi-annually. The first to fourth installments of 15% each of the principal amounts are payable from February 2005 to August 2006.The fifth and sixth installments of 20% of the principal amounts are payable until maturity date.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14.  LONG-TERM DEBTS (continued)

       As of March 31, 2003, the outstanding balances of the loans are as follows:

                     Bank                                           Amount
         --------------------                                  ---------------
         Mandiri                                                     1,000,000
         BNI                                                           230,000**
         BCA *                                                         100,000
         Mandiri Syari'ah                                               50,000
         Danamon *                                                      50,000
         BRI                                                            50,000
         Bukopin *                                                      20,000
                                                               ---------------
         Total                                                       1,500,000
                                                               ===============

         *  third parties
         ** including Rp 30,000 loan from Syari'ah Business Division

         Based on the credit facility agreement, IM3 should maintain an escrow account to be used for the payment of interest on the loans, in the amount approximately equal to three months' interest.

         The loans are collateralized by IM3's moving assets, either tangible or intangible, either existing or will be available in the future.

     b.  BNI

         On August 27, 2002, the Company entered into a loan agreement with BNI for a working capital facility with a maximum amount of U.S.$ 75,000 (equivalent to Rp 670,500 as of December 31, 2002). Interest is at LIBOR plus 6.15% which is payable on a quarterly basis. The loan is payable in quarterly installments starting from the third year of the loan until the maturity date in August 2007. The loan is collateralized by 9,615,385 shares of Satelindo.

         Based on the loan agreement, the Company is required to comply with among others, the following covenants:
         -   maintain current ratio of 110% at the minimum
         -   maintain debt-to-equity ratio (DER) of 233% at the maximum
         The proceeds of the loan were used to refinance the loan obtained from Mandiri (see point d.1. below).

     c.  Government of the Republic of Indonesia

         The proceeds of the Company's loan from the Government of the Republic of Indonesia were used for the construction of the South East Asia - Middle East - Western Europe 2 submarine cables, with interest at annual rates ranging from 13.16% to 14.53% and from 12.79% to 13.86% in 2001 and 2002, respectively. These rates represent the lower between:

         . Average interest rate for three-month period of Certificates of Bank Indonesia, plus 1% margin.
         . Average interest rate for three-month period of time deposits from five (5) state-owned banks, plus 1% margin.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14.  LONG-TERM DEBTS (continued)

     c.  Government of the Republic of Indonesia (continued)

         The loan from the Government is payable in semi-annual installments up to 2004. It was obtained by the Government from a foreign bank and then lent out to the Company ("two-step loan"). This is payable by the Government to the foreign bank in French franc. The Company made withdrawals from the credit facility in the billing currencies of the related equipment suppliers. The withdrawal is converted into rupiah based on the exchange rate at the date of withdrawal. The Company's obligation to the Government is based on the rupiah equivalent at the date of withdrawal.

     d.  Mandiri

         1)  The Company

             On June 28, 2002, the Company entered into a working capital loan agreement with Mandiri for a total facility of Rp 1,500,000. This facility was used by the Company as a bridging financing for the acquisition of 25% equity interest of Satelindo from DeTeAsia (see
             Note 1d). The loan was originally scheduled to mature on December 26, 2002. Interest was payable on a monthly basis at the annual fixed interest rate of 19%.

             In August and November 2002, the loan was refinanced by a loan obtained from BNI (see point b. above) and the proceeds of the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (see Note 15).

         2). Sisindosat

             Sisindosat's investment loan facility with Mandiri has a maximum amount of Rp 478 and is available for 3 (three) years starting from June 14, 2002 with annual interest rate of 19.5%. The outstanding balance of this loan as of March 31, 2003 is Rp 396.

     The loans from third parties consist of the following:

                                                                                2002             2003
                                                                            ------------     ------------
     GECA Credit
         Tranche 1 (U.S.$ 108,008 in 2002 and U.S.$ 92,205
             in 2003)                                                          1,041,196          821,363
         Tranche 2 (U.S.$ 8,521 in 2002 and U.S.$ 6,627 in 2003)                  82,141           59,035
     Debt Facility with Alcatel CIT and PT Alcatel Enkomindo
         (U.S.$ 69,600 in 2002 and U.S.$ 34,800 in 2003)                         562,746          309,998
     BCA (U.S.$ 40,000)                                                                -          356,320
     Ex - Indonesian Bank Restructuring Agency ("IBRA") Term
         Loan (U.S.$ 53,402 in 2002 and U.S.$ 25,873 in 2003)                    514,796          230,480
     Term Loan with PT Bank Paribas - BBD (U.S.$ 36,512 in 2002
         and U.S.$ 16,196 in 2003)                                               351,978          144,272
     Import Sight Letter of Credit ("L/C") Facility and Investment
         Credit Facility from Niaga                                               86,895          103,449
     Syndicated Loan Facility (refer to previous section on loans from related parties)
         BCA                                                                           -          100,000
         Danamon                                                                       -           50,000
         Bukopin                                                                       -           20,000

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14.  LONG-TERM DEBTS (continued)

     d.  Mandiri (continued)

                                                                                    2002              2003
                                                                               --------------    --------------
     Syndicated Loan Arranged by Indover Bank (The Netherlands)
         and Niaga (U.S.$ 9,000)                                                       23,261                 -
     Others                                                                             9,032               162
                                                                               --------------    --------------
         Sub-total                                                                  2,672,045         2,195,079

     Deferred result of debt restructuring (U.S.$ 3,636 in 2002
     and U.S.$ 2,983 in 2003)                                                          35,051            26,577
                                                                               --------------    --------------
     Total                                                                          2,707,096         2,221,656
                                                                               --------------    --------------
     Less current maturities                                                          680,825           619,914
                                                                               --------------    --------------
     Net                                                                            2,026,271         1,601,742
                                                                               ==============    ==============

     a.  GECA Credit

         In 1997, Satelindo entered into a loan agreement with a consortium of banks led by Commerzbank Aktiengesellschaft, Frankfurt am Main ("Commerzbank AG"), as well as with 3 other banks as lenders, which provided a loan amounting to U.S.$ 114,988 to finance Satelindo's importation of GSM equipment from Siemens AG, Germany.

         The loan was made available on the basis of an export credit cover provided by the Federal Republic of Germany, represented by HERMES Kreditversicherungs AG ("Hermes"), Hamburg.

         On October 29, 1999, Siemens AG repaid the amount of U.S.$ 3,028 to Commerzbank AG due to Satelindo's return of certain GSM equipment to Siemens AG. Subsequently, on December 22, 1999, Satelindo, Siemens AG, Commerzbank AG and Hermes agreed to divide the outstanding balance of the loan into two tranches in addendum No. 1 to the loan agreement:

         - Loan Tranche 1 represents a portion of the loan amounting to U.S.$99,652 for which deliveries and services have already been made and rendered. Interest is payable at 2.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

         - Loan Tranche 2 represents a portion of the loan amounting to U.S.$12,308 for deliveries and services in connection with a Y2K compliance package and a Hot Billing System. Interest is payable at 0.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.
         The GECA credit agreement, through Amendment Agreement No. 2, superseded the above Tranche 1 of the export credit facility as a result of the debts restructuring on May 30, 2000 (see Note 28a).

         The credit facility under the GECA credit agreement is collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14.  LONG-TERM DEBTS (continued)

     b.  Debt Facility with Alcatel CIT and PT Alcatel Enkomindo

         Satelindo entered into a debt facility deed ("debt facility") with Alcatel CIT and PT Alcatel Enkomindo ("Enkomindo") on March 14, 2000 for a total credit facility of U.S.$ 116,000. The debt facility replaced a settlement agreement in 1999 regarding cellular equipment and related services that were previously purchased under various job orders.

         The debt facility will mature on September 30, 2004. Interest is payable on a semi-annual basis commencing January 1, 2000, at the annual LIBOR plus the applicable margin during the interest period (see
         Note 28b).

         This debt facility is collateralized by all equipment units delivered to Indonesia by the creditors, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

     c.  BCA

         1). On July 23, 2002, the Company entered into a loan agreement with a total facility of U.S.$ 75,000 with BCA. This time loan facility is used by the Company to finance the capital injection in Satelindo (see Note 1d). The loan matures on January 23, 2003. Interest is payable quarterly at the annual fixed interest rate of 8.6%. The loan is covered by a promissory note issued by the Company to BCA, which note is transferable by BCA to other banks in Indonesia with prior notification to the Company. In December 2002, the Company repaid the loan amounting to U.S.$ 50,000 of which U.S.$ 10,000 was financed by a part of the proceeds from the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (see Note 15) and U.S.$ 40,000 was financed through a new loan facility from BCA. As of December 31, 2002, the outstanding loan amounted to U.S.$ 25,000 is presented as part of "Short-term Loan". As of January 31, 2003, the Company has fully paid the loan.

         2). On December 3, 2002, the Company entered into a loan agreement with a total facility of U.S.$ 40,000 for refinancing of the above BCA loan. The loan matures on December 23, 2007. The loan is payable in quarterly installments of U.S.$ 3,333 starting from March 23, 2005. Interest is payable quarterly at 5.9% over the interest rate of three-month time deposits in U.S. dollar from BCA. The loan is collateralized by the Company's shares in Satelindo with a minimum amount of 125% from the total loan facility.

     d.  Ex - IBRA Term Loan

         This was an investment credit facility amounting to U.S.$ 70,000 obtained by Satelindo in 1996 from PT Bank Ekspor Impor Indonesia, which was then merged into Mandiri. The credit facility was collateralized by radio base station equipment located in Jakarta.

         Due to the restructuring of Mandiri in 1999, the credit facility was handed over to IBRA (see Note 28a).

         On August 21, 2000, IBRA sold all of its rights, title and benefits related to the credit facility to Salomon Brothers Holding Company Inc, USA ("Salomon"). The principal outstanding at that time was U.S.$ 65,402.

         Subsequently, the rights, title and benefits related to the credit facility were sold to several other creditors. As of March 31, 2002 and 2003, the outstanding principal is payable to the following creditors:

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14.  LONG-TERM DEBTS (continued)

     d.  Ex - IBRA Term Loan (continued)

                                                                                    2002             2003
                                                                                ------------     ------------
         Farallon Capital Management, LLC, USA
             (U.S.$ 17,116 in 2002 and U.S.$ 10,713 in 2003)                         164,998           95,436
         BCA (U.S.$ 5,038)                                                                 -           44,885
         Ta Chong Bank OBU, Singapore
             (U.S.$ 9,529 in 2002 and U.S.$ 4,615 in 2003)                            91,860           41,109
              Deutsche Bank AG, Singapore (U.S.$ 2,294)                                    -           20,432
         PT Bank CIC International Tbk
             (U.S.$ 3,787 in 2002 and U.S.$ 1,836 in 2003)                            36,507           16,354
         Asia Debt Recovery Company Limited, Hong Kong
             (U.S.$ 2,840 in 2002 and U.S.$ 1,377 in 2003)                            27,378           12,264
         Salomon (U.S.$ 15,396)                                                      148,417                -
         Lehman Brothers Opportunity Limited, Japan
             (U.S.$ 4,734)                                                            46,636                -
                                                                                ------------    -------------
         Total                                                                       514,796          230,480
                                                                                ============    =============

         Interest is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each interest period (see Note
         28a) over the six-month LIBOR and adjusted on a semi-annual basis.

         The credit facility under this term loan agreement is collateralized by radio base station equipment located in Jakarta, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

     e.  Term Loan with PT Bank Paribas - BBD

         This term loan agreement supersedes an L/C Agreement in 1997 and a term loan facility in 1998 with PT Bank Paribas - BBD.

         Pursuant to the Master Restructuring Agreement ("MRA") dated May 30, 2000 (see Note 30a), the L/C Agreement has been converted into a Term Loan Agreement with IntesaBci S.p.A (formerly Banca Commerciale Italiana), Singapore Branch, acting as the facility agent for a consortium of lenders. On July 26, 2002, the position of IntesaBci S.p.A. as Satelindo's facility agent for this loan was taken over by Deutsche Bank AG, London.

         The term loan matures on December 31, 2003. Interest is payable on a semi-annual basis commencing on January 1, 2000 at LIBOR plus the applicable margin during the interest period.

         The term loan is collateralized by Satelindo's cellular equipment units which were acquired using the L/C facility in 1998 and 1999, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14.  LONG-TERM DEBTS (continued)

     f.  Import Sight L/C Facility and Investment Credit Facility from Niaga

         On October 16, 2001, Lintasarta obtained facilities from Niaga as follows:

         . Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp 130,000 wherein the 10% of the facility will be financed by Lintasarta itself and 90% of the facility or Rp 117,000 will be financed through investment credit facility. The facility also includes local L/C (Surat Kredit Berdokumen Dalam Negeri) with a maximum amount of Rp 26,000. This facility expired in October 2002.

         . Investment credit facility amounting to Rp 117,000 for financing the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The loan will mature on October 16, 2005. The repayment of the principal starts on January 16, 2003, with installments amounting to Rp 9,750 payable quarterly. In January 2003, Lintasarta repaid the first installment amounting to Rp 9,750.

           The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities), receivables from frame relay, and time deposit placed in Niaga. Lintasarta is required to obtain written approval from Niaga if:

           - The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period;

           - Lintasarta will obtain new debts;

           - Lintasarta will invest in other than Lintasarta's current business; Lintasarta is also required to maintain certain financial ratios and the dividends distribution should not be more than 50% of the current year's net income.

           In addition, on May 31, 2000, Lintasarta obtained Import Sight/Usance/UPAS L/C and Bank Guarantee facilities from Niaga. These facilities are secured by time deposit. The facilities consist of the following:

           . Import Sight/Usance/UPAS L/C facility amounting to U.S.$ 5,000 for the importation of electronic and telecommunication equipment and stand-by L/C amounting to U.S.$ 100 for the payment to Lintasarta's supplier. On May 3, 2002, the stand-by L/C was rolled-over until May 6, 2003 but the facility amount has been reduced to U.S.$ 1,000.

           . Bank guarantee facility amounting to U.S.$ 3,000. On May 3, 2002, this facility was rolled-over until May 6, 2003 but the facility amount has been reduced to U.S.$ 500.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14. LONG-TERM DEBTS (continued)

    g.   Syndicated Loan Arranged by Indover Bank (The Netherlands) and Niaga

         In 1997, Lintasarta obtained a syndicated loan facility of U.S.$ 35,000 from several local and foreign banks arranged by Indover Bank (The Netherlands) and Niaga. The loans bear interest at annual LIBOR plus 1.35%. The loan facility consists of Tranche A (U.S.$ 27,000) used for the purchase of equipment, and Tranche B (U.S.$ 8,000) used for financing Lintasarta's office building development. The loan matured on April 11, 2002. Lintasarta cancelled the Tranche B facility on April 6, 1998 as it remained unused. In April 2002, Lintasarta repaid the outstanding loan under Tranche A.

         The syndicated loan was secured by certain equipment and accounts receivable owned by Lintasarta (see Notes 6 and 9). As provided for in the loan agreement, the combined ownership of the Company, Telkom and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta should not be less than 51% during the facility period. Furthermore, Lintasarta was required to cover its foreign currency and interest rate risks through hedging (see Note 26), and to maintain certain financial, dividend and bonus distribution ratios.

    In accordance with Schedule 3 - Prepayment Schedule dated May 30, 2000, the capital injection made by Indosat on July 25, 2002 (see Note 1d) qualified to be applied to the extent of 75% of such aggregate capital injection towards the prepayment of the aggregate principal of and accrued interest on the long-term debts of Satelindo. Therefore, on July 28, 2002, Satelindo made the prepayment totaling U.S.$ 56,250 to the following creditors using the allocation factors stipulated in the MRA:

                            Creditors                           Amount
              ---------------------------------------    ----------------------
              Guaranteed Floating Rate Bondholders
                  (see Note 15)                             U.S.$     33,840
              Commerzbank AG - Tranche 1                              17,010
              Ex - IBRA                                                3,246
              PT Bank Paribas - BBD                                    2,154
                                                            ----------------
              Total                                         U.S.$     56,250
                                                            ================

    The aggregate principal included in the above-mentioned prepayments shall be compensated with the latest schedule of the repayment of the debts (see
    Note 28a). In addition, based on the MRA, the above-mentioned capital injection meets the criteria of a Qualified Offering. Therefore, after completing a Qualified Offering, some covenants are automatically waived by the creditors such as those relating to the limitation in the amount of annual capital expenditures, restrictions on payments of dividends and permitted investments, and the obligation to make a mandatory prepayment from the excess cash calculated at each year-end.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

14.  LONG-TERM DEBTS (continued)

     The scheduled principal payments of the long-term debts as of March 31, 2002 are as follows:

                                       2003           2004            2005          2006            2007          Total
                                  ----------      ----------     ----------    -----------      ----------     ----------
     In rupiah
     ---------
     Syndicated Loan Facility              -               -        345,000        345,000         460,000      1,150,000
     Niaga                            39,000          39,000         35,199                                       113,199
     Government                        5,010           2,736              -              -               -          7,746
     Mandiri                               -               -            396              -               -            396
     Others                            1,127               -              -              -               -          1,127
                                  ----------      ----------     ----------    -----------      ----------     ----------
     Total                            45,137          41,736        380,595        345,000         460,000      1,272,468
                                  ==========      ==========     ==========    ===========      ==========     ==========

     In U.S. dollar
     --------------
     GECA Credit                       1,893          37,896         37,896         21,147               -         98,832
     Alcatel CIT and
      Enkomindo                       23,200          23,200              -              -               -         46,400
     Ex - IBRA                        25,873               -              -              -               -         25,873
     Bank Paribas - BBD               16,196               -              -              -               -         16,196
     BNI                                   -               -              -              -          75,000         75,000
     BCA                                   -               -         13,333         13,333          13,334         40,000
     Others                               43               -              -              -               -             43
                                  ----------      ----------     ----------    -----------      ----------     ----------
     Total                            67,205          61,096         51,229         34,480          88,334        302,344
                                  ==========      ==========     ==========    ===========      ==========     ==========

15.  BONDS PAYABLE

     As of March 31, 2002 and 2003, this account consists of:

                                                                                      2002                   2003
                                                                                    ---------              ---------
     Guaranteed Floating Rate Bonds (U.S.$ 214,890 in 2002 and
         U.S.$ 181,280 in 2003)                                                     2,071,540              1,614,763
     Deferred result of debt restructuring (U.S.$ 8,567 in 2002 and
         U.S.$ 9,088 in 2003)                                                          82,586                 80,953

                                                                                    ---------              ---------
     Sub-total                                                                      2,154,126              1,695,797

     Second Indosat Bonds in Year 2002 with Fixed and
         Floating Rates                                                                     -              1,075,000
     First Indosat Bonds in Year 2001 with Fixed and
         Floating Rates                                                             1,000,000              1,000,000
     Indosat Syari'ah Mudharabah Bonds in Year 2002                                         -                175,000
     Convertible bonds issued by Lintasarta*                                                -                  6,106
                                                                                    ---------              ---------
     Total                                                                          3,154,126              3,951,903
                                                                                    =========              =========

     * after elimination of convertible bonds issued to the Company amounting to Rp 13,893

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


15.  BONDS PAYABLE (continued)

     Guaranteed Floating Rate Bonds

     The Guaranteed Floating Rate Bonds represent bonds originally totaling U.S.$ 214,890 issued on May 30, 2000 to third parties by Satelindo through SIB, with The Bank of New York as trustee. In accordance with the provisions of an MRA (see Note 280a) and further agreements mentioned in the MRA, the bonds replaced the promissory notes issued by Satelindo, through SIB, in 1998 that became overdue in 1999 and defaulted. As defined in the bonds indenture, the bonds were issued in three series, which are known and designated as the Guaranteed Floating Rate Bonds due 2004 ("2004 Bonds"), the Guaranteed Floating Rate Bonds due 2005 ("2005 Bonds") and the Guaranteed Floating Rate Bonds due 2006 ("2006 Bonds").

     The terms of the indenture governing the bonds contain covenants limiting, among other things, the issuance of additional indebtedness by Satelindo, sale and purchase of assets, liens and pari-passu indebtedness, maintenance of certain financial ratios, insurance requirements and capital expenditures.

     The bonds are collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

     Interest on the bonds is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus the applicable margin during each period (see Note
     28a).

     Satelindo has unconditionally guaranteed the payment of the obligations to SIB in respect of the bonds. The guarantee is on a pari passu basis with other existing and future senior indebtedness of Satelindo.

     Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

     On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates ("Second Indosat Bond"), with BRI as the trustee. The bonds have a total face value of Rp 1,075,000 in Rp 50 denomination. The bonds have an \\id\\AA+ (stable outlook) rating based on the rating made by PT Pemeringkat Efek Indonesia ("Pefindo"). The bonds consist of 3 series:

     . The Series A bonds amounting to Rp 775,000 bear fixed interest rate at 15.75% per annum for 5 years starting February 6, 2003.

     . The Series B bonds amounting to Rp 200,000 bear fixed interest rate at 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

       -   Buy Option :   the Company has a right to make early payment for all
                          the Series B bonds at the 5th, 10/th/, 15/th/, 20/th/ and 25/th/ anniversary of the bonds at 101% of the bonds' nominal value.

       -   Sell Option :  the bondholder has a right to ask for early settlement from the Company at 100% of the bonds' nominal value at: 1) any time, if the rating of the bonds decrease to idAA- or lower (Special Sell Option) or 2) the 15th, 20th and 25th anniversary of the bonds (Regular Sell Option).

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15.  BONDS PAYABLE (continued)

     Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

     . The Series C bonds amounting to Rp 100,000 bear fixed interest rate at 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificate of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

     PT Kustodian Sentral Efek Indonesia ("KSEI"), acting as payment agent, shall pay quarterly interest on the bonds, as follows:

     Series A and C     :    February 6, 2003 - November 6, 2007
     Series B           :    February 6, 2003 - November 6, 2032
         Buy Option     :    February 6, 2003 - November 6, 2007, 2012, 2017,
                             2022 and 2027
         Sell Option    :    February 6, 2003 - November 6, 2017, 2022 and 2027

     The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu guarantee for all of the Company's liabilities.

     The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA (see Note 14).

     Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

     First Indosat Bonds in Year 2001 with Fixed and Floating Rates

     On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates ("First Indosat Bond"), with BRI as the trustee. The bonds have a total face value of Rp 1,000,000 in Rp 50 denomination and mature on April 12, 2006. The bonds have an idAA+ (stable outlook) rating based on the rating made by Pefindo.

     The Series A bonds amounting to Rp 827,200 bear fixed interest rate at 18.5% per annum for 5 years starting April 12, 2001. The Series B bonds amounting to Rp 172,800 bear fixed interest rate at 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%. The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

     The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu security for all of the Company's liabilities.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15.  BONDS PAYABLE (continued)

     First Indosat Bonds in Year 2001 with Fixed and Floating Rates (continued)

     The proceeds of the bonds have been used for developing cellular business through a new subsidiary (IM3), the Company's domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

     Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

     Indosat Syari'ah Mudharabah Bonds in Year 2002 ("Syari'ah Bonds")

     On November 6, 2002, the Company issued its Syari'ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp 175,000 in Rp 50 denomination and mature on November 6, 2007. The bonds have an \\id\\AA+ (stable outlook) rating based on the rating made by Pefindo.

     Revenue Sharing Income [Pendapatan Bagi Hasil ("PBH")] for each bondholder is determined based on the bondholder portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared Revenue refers to operating revenue of Satelindo and IMM from satellite and internet services, respectively. The bondholder portion (expressed in percentages) of the satellite and internet services revenue, is as follows:

                                                  Percentage (%)
                                          ------------------------------
              Year                           Satellite        Internet
          ------------                    --------------    ------------
                1                             6.91               10.75
                2                             6.91                9.02
                3                             6.91                7.69
                4                             6.91                6.56
                5                             6.91                5.50

     KSEI, acting as payment agent, shall pay quarterly the revenue sharing on the bonds starting February 6, 2003 until November 6, 2007.

     The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu guarantee for all of the Company's liabilities.

     The proceeds of the bonds replaced the Company's internal funds used for the development of its cellular business through the acquisition of Satelindo.

     Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15.  BONDS PAYABLE (continued)

     Convertible Bonds Issued by Lintasarta

     At Lintasarta's Stockholders' Annual General Meeting held on March 21, 2002, the stockholders of Lintasarta approved, among others, the declaration of cash dividends from operating results in 2001 amounting to Rp 25,300 or 37.5% of Lintasarta's net income in 2001. Cash dividends paid on June 3, 2002 amounted to Rp 4,149 (net of tax). The remaining dividends are distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into common stock at par value of Rp 1,000,000 per share at maturity date on June 30, 2007.

     The scheduled principal payments of the bonds payable as of March 31, 2003 are as follows:

                                                2004           2005          2006            2007          Total
                                             ---------      ---------     ----------      ----------    ----------
     In U.S. dollar
     --------------
     Guaranteed Floating Rate Bonds             71,630         71,630         38,020               -       181,280
                                             =========      =========     ==========      ==========    ==========
     In rupiah
     ---------
     First Indosat Bonds                             -              -      1,000,000               -     1,000,000
     Second Indosat Bonds
      Series A and C *                               -              -              -         875,000       875,000
     Syari'ah Bonds                                  -              -              -         175,000       175,000
     Convertible Bonds of Lintasarta                 -              -              -           6,106         6,106
                                             ---------      ---------     ----------      ----------    ----------
     Total                                           -              -      1,000,000       1,056,106     2,056,106
                                             =========      =========     ==========      ==========    ==========

     * excluding Series B bonds which do not have specific maturity date due to the buy and sell option

16.  CAPITAL STOCK

     The Company's capital stock ownership as of March 31, 2002 and 2003 is as follows:

     2002:
     -----
                                                   Number of                           Percentage
                                                 Shares Issued                        of Ownership
              Stockholders                      and Fully Paid         Amount              (%)
     ---------------------------------        -------------------   ------------     --------------
     A Share
         Government of the Republic
              of Indonesia                                      1              -                  -
     B Shares
         Government of the Republic
              of Indonesia                            673,074,999        336,538              65.00
         Others (holding below 5% each)               362,425,000        181,212              35.00
                                              -------------------   ------------     --------------
     Total                                          1,035,500,000        517,750             100.00
                                              ===================   ============     ==============

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

16.  CAPITAL STOCK (continued)

     2003:
     -----
                                                 Number of                                Percentage
                                               Shares Issued                             of Ownership
              Stockholders                    and Fully Paid            Amount                 (%)
     ---------------------------------    --------------------     ---------------    -----------------
     A Share
         Government of the Republic
              of Indonesia                                  1                   -                    -
     B Shares
         Indonesia Communications
              Limited, Mauritius                  434,250,000             217,125                41.94
         Government of the Republic
              of Indonesia                        155,324,999              77,662                15.00
         Others (holding below 5% each)           445,925,000             222,963                43.06
                                              ---------------         -----------           ----------

     Total                                      1,035,500,000             517,750               100.00
                                              ===============         ===========           ==========

     The "A" share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the "B" shares are also applicable to the "A" share, except that the Government may not transfer the "A" share, and it has a veto right with respect to (i) election and removal of executive directors; (ii) election and removal of commissioners; and (iii) amendments to the articles of association.

     Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of Bapepam and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited ("STTC"), the sole shareholder of ICL, for the sale of the Government's 434,250,000 B shares (representing 41.94% ownership interest) in the Company to ICL. The closing date of the transaction was December 20, 2002.

     Based on a letter from STT to the Chairman of Bapepam which was prepared in accordance with Bapepam Regulations No. IX.H.1, "Open Company Takeover", and No. X.M.1, "Disclosure Requirements for Certain Shareholders", STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM, among others:

     . based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company's shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

     . STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

     . The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the articles of association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

     At the Company's Stockholders' Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company's articles of association relating to, among others, the right of the "A" share to appoint only one director and one commissioner of the Company.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

17.  OPERATING REVENUES - CELLULAR

     This account consists of:
                                                2002                   2003
                                              --------              ---------
     Usage charges                             339,303                681,806
     Features                                   87,521                196,289
     Interconnection income                    138,426                117,471
     Monthly subscription charges               25,334                 29,864
     Connection fee                             13,766                 19,325
     Others                                     48,124                  8,480
                                              --------              ---------
     Total                                     652,474              1,053,236
                                              ========              =========

18.  OPERATING REVENUES - INTERNATIONAL CALLS

     The "Operating Revenues - International Calls" account represents the Company's and Satelindo's share of revenue from the following:

                                     2002               2003
                                   --------           --------
     Incoming calls                 228,968            267,939
     Outgoing calls                 293,291            247,848
                                   --------           --------
     Total                          522,259            515,787
                                   ========           ========

19.  OPERATING REVENUES - MIDI

     This account consists of:
                                                    2002            2003
                                                 ----------      ----------
     Related parties
     ---------------
     Satellite lease                                 24,278          45,468
     Frame net                                        1,370          22,520
     World link and direct link                       2,731          17,319
     Leased line                                          -          16,529
     Packet Net                                       3,391           5,520
     Internet                                         3,869           5,388
     TV Link                                             45               -
     Others                                           1,884           1,500
                                                 ----------      ----------
                                                     37,568         114,243
                                                 ----------      ----------

     Third parties
     -------------
     World link and direct link                     103,020          97,779
     Frame net                                       56,181          48,376
     Internet                                        36,976          36,145
     Application services                            14,063           9,715
     Packet net                                       7,040           4,476
     Voice over Internet Protocol ("VoIP")            1,581           3,841
     TV link                                          1,178           3,329
     ISDN                                               127              60
     Satellite lease                                 31,921               -
     Others                                           3,562           3,683
                                                 ----------      ----------
                                                    255,649         207,403
                                                 ----------      ----------
     Total                                          293,217         321,647
                                                 ==========      ==========

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

19.  OPERATING REVENUES - MIDI (continued)

     Operating revenues from satellite lease are pledged as collateral for long-term debts and bond payable obtained by Satelindo (see Notes 14 and 15).

     The internet revenues from IM2 and satellite revenue from Satelindo for first quarter are Rp 31,397 and Rp 53,733 which are used as a base for Syariah bonds revenue sharing calculation.

20. OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

     This account consists of compensation to telecommunications carriers and service providers, as follows:

                                                     2002            2003
                                                 -----------     -----------
     Telkom                                         155,965         153,597
     Other telecommunications carriers
       and service providers                          4,583          18,512
                                                 ----------       ---------
     Total                                          160,548         172,109
                                                 ==========       =========

     The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

     Interconnection relates to the expenses for the interconnection between each of the Company's, Satelindo's and IM3's telecommunications networks and those owned by Telkom or other telecommunications carriers.

     Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (see Note 25). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

     The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (see Notes 25 and 31). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (see
     Note 2m).

21.  OPERATING EXPENSES - PERSONNEL COSTS

     Total personnel costs for 2002 and 2003 amounting to Rp 132,829 and Rp 151,311, respectively.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

22.  OPERATING EXPENSES - ADMINISTRATION AND GENERAL

                                                            2002                  2003
                                                       ---------------          -------------
     Provision for doubtful accounts                             8,979                 40,364
     Travel                                                      8,686                 13,755
     Professional fees                                           9,434                  8,687
     Communications                                              1,851                  7,491
     Training, education and research                            3,459                  7,204
     Office supplies and stationery                              2,869                  5,510
     Utilities                                                   1,686                  4,326
     Catering                                                    2,910                  4,268
     Rent                                                        6,864                  3,823
     Insurance                                                   1,474                  1,424
     Public relations                                            1,181                    862
     Bank charges                                                  209                    140
     Others                                                      2,647                  8,823
                                                       ---------------          -------------
     Total                                                      52,249                106,676
                                                       ===============          =============

23.  OPERATING COSTS OF SERVICES

                                                            2002                  2003
                                                       ---------------          -------------
     Frequency & License Fees                                   15,709                 71,269
     Cost of SIM cards and pulse reload vouchers                17,928                 29,727
     Concession fee                                             42,574                 23,431
     Communications network                                     18,374                 15,842
     Utilities                                                   8,957                 14,908
     Insurance                                                  15,188                 13,234
     Cost of software sold                                      11,263                 12,492
     Rent                                                       14,034                  9,486
     Others                                                     11,503                 44,277
                                                       ---------------          -------------
     Total                                                     155,530                234,666
                                                       ===============          =============

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

24.  PENSION PLAN

     The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

     Defined Benefit Pension Plan

     The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on an employee's most recent basic salary and number of years of service. PT Asuransi Jiwasraya ("Jiwasraya"), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salaries to the plans and the above companies contribute any remaining amount required to fund their respective plans. The companies recognize the cost of pension benefit over the estimated average remaining service periods of the employees based on actuarial computations, in accordance with SAK 24, "Accounting for Pension Benefit Cost".

     Based on an amendment dated December 22, 2000 of the Company's pension plan, which was further amended on March 29, 2001, the benefit and premium payment pattern was changed. Before the amendments, the premium was paid annually and the benefit consisted of retirement benefit (pension), retirement benefit (lump-sum scheme), and death insurance. In conjunction with the amendments, total premium due as of September 1, 2000 to fully fund the pension plan was calculated and paid in several installments up to January 2002. The amendments also include an additional benefit in the form of thirteenth month retirement benefit (pension), which is payable annually 14 days before Idul Fitri ("Moslem Holiday").

     The amendments cover employees registered as participants of the pension plan as of September 1, 2000 and include an increase in pension basic salary by 9% compounded annually starting from September 1, 2001. The amendments also stipulate that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

     The single premium based on the amendments amounted to Rp 355,000, of which the Company made the first payment amounting to Rp 222,000 in 2000 and the balance, in several installments in 2001.

     The net periodic pension cost for the pension plans for the years ended December 31, 2000, 2001 and 2002 was calculated based on the actuarial valuations as of December 31, 1999, 2000 and 2001, respectively.

     These actuarial valuations were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit method and applying the following assumptions:

                                                          2000              2001               2002
                                                       ----------        -----------        -----------
     Discount rate                                         12%              11-12%             11-12%
     Expected return on plan assets                        12%              10-12%             10-12%
     Annual rate of increase in compensation                9%               9-10%              9-10%

     Defined Contribution Pension Plan

     In May 2001, the Company assisted its employees in establishing a defined contribution pension plan for them, in addition to the defined benefit pension plan as mentioned above. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries while the Company does not contribute to the plan. The plan assets are being administered and managed by several financial institutions appointed by the Company.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

24.  PENSION PLAN (continued)

     The Companies also provided a reserve amount for termination, gratuity and compensation benefits of employees. These amounts were estimated on the basis of the provisions of the Ministry of Manpower Decree No. KEP-150/Men/2000 ("KEP-150") dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. The reserves provided in 2002 and 2003 were determined on the basis of actuarial computations. Such benefits reserved are included as part of Personnel Expenses in the consolidated statements of income.

     The Company, Satelindo and Lintasarta have different arrangements for their employees regarding the entitlements under KEP-150 and the pension plan, but the employees will receive the KEP-150 amount at the minimum.

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

     The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

                                                           Amount                 Percentage to Total Assets/Liabilities (%)
                                                 ------------------------       ----------------------------------------------
                                                     2002          2003             2002                              2003
                                                 -----------   ----------       -------------                   --------------
     Cash and cash equivalents
         State-owned banks                         1,452,334    1,426,748           6.69                              6.40
                                                 ===========   ==========       =============                   ==============

                                                     578,610      352,491           2.66                              1.58
                                                      81,795      184,172           0.38                              0.83
     Accounts receivable - trade                           -        8,509              -                              0.04
         Telkom - net of allowance
         Telkomsel - net of allowance
         SingTel, Singapore - net of allowance
         Ministry of Communications - net of
                           allowance                  22,684       21,528           0.10                              0.10
         StarHub Pte. Ltd., Singapore - net of
                  allowance                                -        8,558              -                              0.04
         State-owned banks                                 -        9,661              -                              0.04
         Cable & Wireless Optus, Australia -
                  net of allowance                         -        3,653              -                              0.02
         PT Pos Indonesia - net of allowance           8,406        7,109           0.04                              0.03
         PT Citra Sari Makmur ("CSM") - net of
              allowance                                9,776        2,561           0.05                              0.01
         PT Infokom Elektrindo - net of
              allowance                                3,735        6,454           0.02                              0.03
         PT Mobile Selular Indonesia ("Mobisel")
              - net of allowance                         462        1,875           0.00                              0.01
         PSN - net of allowance                        1,404        1,265           0.01                              0.01
     Others - net of allowance                        56,940       17,654           0.26                              0.08
                                                 -----------   ----------       -------------                   --------------
     Total                                           763,812      625,490           3.52                              2.70
                                                 ===========   ==========       =============                   ==============

     Accounts receivable - others
         Telkom                                    1,808,523       35,186           8.33                              0.16
                                                 -----------   ----------       -------------                   --------------
     Total                                         1,808,523       35,186           8.33                              0.16

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                Amount                       Percentage to Total Assets/Liabilities (%)
                                        --------------------------        ---------------------------------------------
                                           2002            2003                  2002                       2003
                                        ----------      ----------        ---------------                --------------
     Prepaid taxes and expenses
         Jiwasraya                          15,986          14.008               0.07                       0.06
         Ministry of Communications             33           5,871               0.00                       0.03
         Pemda DKI Jakarta                   2,779           1,845               0.01                       0.01
         Telkom                              1,432               -               0.01                          -
         APE                                     -               -                  -                          -
         Others                             31,801          53,663               0.15                       0.24
                                        ----------      ----------        ---------------                -----------
     Total                                  52,031          75,387               0.24                       0.34
                                        ----------      ----------        ---------------                ===========

     Other current assets
         State-owned banks                  13,886           3.572               0.06                       0.02
                                        ----------      ----------        ---------------                -----------
     Total                                  13,886           3,572               0.06                       0.02
                                        ----------      ----------        ---------------                ===========

     Long-term prepaid pension
         Jiwasraya                         284,410         286,240               1.31                       1.28

     Non-current assets - others
         Telkom                             31,387          28,522               0.14                       0.13
         State-owned banks                  11,920          85,101               0.05                       0.38
         Pemda DKI Jakarta                   2,458           1,551               0.01                       0.01
         PT Usaha Gedung Bank Dagang
              Negara ("UGBDN")                  56              78               0.00                       0.00
         APE                                     -               -                  -                          -
         Others                             29,398          57,610               0.15                       0.26
                                        ----------      ----------        ---------------                -----------
     Total                                  75,219         172,862               0.35                       0.78
                                        ==========      ==========        ===============                ===========

                                                                                    Percentage to Respective Income or
                                                    Amount                                      Expenses (%)
                                             -------------------------          ---------------------------------------
                                                2002             2003                   2002                 2003
                                             ----------      ---------          -----------------      ----------------
     Operating revenues
         Telkom                                 505,532        442,177                33.78                23.32
         Telkomsel                               88,900        113,786                 5.94                 6.00
         State-owned banks                       23,374         33,103                 1.56                 1.75
         Ministry of communications               4,376          3,790                 0.29                 0.20
         PT Elektrindo Nusantara                  4,196          3,454                 0.28                 0.18
         PT Pos Indonesia                         2,928             27                 0.20                 0.00
         Sistelindo                               3,695          3,833                 0.25                 0.20
         CSM                                      3,114          1,228                 0.21                 0.06
         PSN                                      1,698          1,694                 0.11                 0.09
         LKBN Antara                              5,324          3,604                 0.36                 0.19
         PT Angkasa Pura                            737          1,044                 0.05                 0.06
         Mobisel                                    464            392                 0.03                 0.02
         PT Garuda Indonesia                      2,205            969                 0.15                 0.05
         Others                                   7,619         28,966                 0.51                 1.53
                                             ----------      ---------          -----------------      ----------------
     Total                                      654,151        638,070                43.72                33.65
                                             =========       =========          =================      ================

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

     The following are the significant agreements/transactions with related parties:

     a.   State-owned banks

          The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

          The Company and Sisindosat also obtained loans from Mandiri and BNI (see Note 14).

     b.   Telkom

          (1)  a. International telecommunications services

                  The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

                  . Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

                  . The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

                  . Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo have to pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp 41 per record of outgoing call up to December 31, 2001 and Rp 82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (see Note 20).

                  . The compensation arrangement for the services provided is based on interconnection tariffs (see Note 30) determined by the Ministry of Communications.

                  Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

                  Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company's collected revenues from such services.

                  The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

     b.   Telkom (continued)

               b.   Cellular Services

                    Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkom's Public Switched Telephone Network ("PSTN"), enabling Satelindo's and IM3's customers to make outgoing calls to or receive incoming calls from Telkom's customers. The interconnection tariffs are determined by the Ministry of Communications (see Note
                    30).

     (2) In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom's rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo's earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to U.S.$40,000 less Rp 43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price. In 2001, Satelindo fully paid the balance due.

     (3) In 1994, Lintasarta also entered into several joint venture cooperation agreements with Telkom, wherein Lintasarta agreed to act as provider of data telecommunications services. Lintasarta has to pay the Ministry of Communications for concession fee and for the use of radio frequency and Telkom for the infrastructure rental. For certain services, Lintasarta has to pay a certain percentage of its net revenue to Telkom. These agreements took effect starting in 1994.

          The agreements with Telkom whereby Lintasarta shared a certain percentage of its net revenue to Telkom had been terminated since Telkom sold its equity interest in Lintasarta to the, except with regard to Regional Division II of Telkom.

     (4) In 1998, Lintasarta entered into a cooperation agreement with Telkom regarding the use and supply of telecommunication facility. Lintasarta agreed to rent a Digital Transmission Channel Network from Telkom until 2002.

     (5) In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for U.S.$ 1,800 a year. Based on an amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of a transponder. Lintasarta has to pay U.S.$ 2,250 a year from May 1, 2000 up to September 30, 2002. Based on the amendment of the agreement, the lease period has been extended to September 30, 2005. Lintasarta has to pay Rp 4,781 for the transponder leased from October 1 up to December 31, 2002 and U.S.$ 2,250 a year from January 1, 2003 up to September 30, 2005.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

     c.   Telkomsel

          The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement, which provides the following:

          . The Company's and Satelindo's international gateway exchanges are interconnected with Telkomsel's GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

          . The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel's revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

          . Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkomsel's network, enabling Telkomsel's customers to make calls to or receive calls from Satelindo's and IM3's customers.

          .    The agreements are renewable annually.


     d.   PSN

          In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo's Master Control Station ("MCS") located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of U.S.$ 323 to Satelindo. The operation fee is payable in quarterly installments.

          The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

     e.   APE

          In 2000, Lintasarta entered into a Right of Use Agreement covering partial capacity of data communication equipment owned by APE, an associated company. The agreement became effective starting on April 5, 2001 until 5 years thereafter. Based on the agreement, the Company is obliged to pay U.S.$ 628 in advance. The amortization of the right of use charged to operations in 2001 amounted to Rp 944 and is presented as part of "Other Costs of Services".

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

     f.  Key Management Personnel

         The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adopt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees.

     g.  Koperasi Pegawai Indosat ("Kopindosat")

         Kopindosat is a cooperative established by the Company's employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company's employees, as well as car, house, and equipment rental and other services principally to the Company.

         Kopindosat and certain of its subsidiaries are under the supervision of the Company's management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company's employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

         As of March 31, 2002 and 2003, Kopindosat has investments in the following entities:

                                                                    Equity Interest (%)
                                                              --------------------------------
                                                                 2002                  2003
                                                              -----------         ------------

         PT Puri Perkasa Farmindo                                95.00                  95.00
         PT Duta Sukses Utama                                    90.00                  90.00
         PT Graha Informatika Nusantara                          19.39                  19.39
         PT Mutiara Data Caraka Lintas                           15.00                  15.00
         Sisindosat                                               2.43                   1.75
         PT Bangtelindo                                           1.60                   1.60
         IM3                                                      0.06                   0.06
         Lintasarta                                               0.66                   0.66
         IMM                                                      0.50                   0.50

         Kopindosat distributes annually to the Company's employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

     h.   GLP

          In 1997, GLP (an associated company) issued a promissory note amounting to U.S.$ 10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note is secured by a corporate guarantee issued by Sisindosat.

          As a result of the economic condition in Indonesia (see Note 36), GLP could no longer pay the note. As guarantor, Sisindosat has become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaults in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat's guarantee was released.

          The loan bears annual interest at the average interest rate for three-month period of U.S. dollar time deposits from three state-owned banks.

     i.   YTC

          IMM provided long-term loans to YTC relating to the construction of YTC's office building and the purchase of its land and studio equipment. The loans are collateralized by a part of the property and equipment and shares of YTC.

     j.   Jiwasraya

          Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies' pension plan.

     The relationship and nature of account balances/transactions with other related parties are as follows:

                                                                             Nature of Account
      No.         Related Parties            Relationship                  Balances/Transactions
     ----    ---------------------------  ---------------------           ---------------------------------
       1.    SingTel                         Affiliate                    Operating revenues - cellular and
                                                                            international calls

       2.    Ministry of Communications      Government agency            Operating revenues - MIDI and
                                                                            concession fee

       3.    StarHub Pte. Ltd.               Affiliate                    Operating revenues -
                                                                            international calls

       4.    Cable & Wireless Optus          Affiliate                    Operating revenues - cellular and
                                                                            international calls

       5.    PT Pos Indonesia                Affiliate                    Operating revenues - MIDI

These consoldiated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 and 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                                                 Nature of Account
      No.        Related Parties                  Relationship                 Balances/Transactions
    ------   -----------------------          --------------------      -----------------------------------
      6.     CSM                               Affiliate                 Operating revenues - MIDI

      7.     PT Infokom Elektrindo             Affiliate                 Operating revenues - MIDI

      8.     Mobisel                           Affiliate                 Operating revenues - cellular and
                                                                            international calls

      9.     PT Telekomindo Selular Raya       Affiliate                 Operating revenues - cellular

     10.     Pemda DKI Jakarta                 Government agency         Compensation for telecommunication
                                                                            towers operations

     11.     EDI                               Associated company        Sale of property and equipment

     12.     Kalimaya                          Associated company        Interest-bearing loan

     13.     YIMM                              Associated company        Interest-bearing loan

     14.     UGBDN                             Affiliate                 Rent expense

     15.     Comnet                            Affiliate                 Other cost of services - rent of
                                                                            transmission channel

     16.     Perusahaan Jawatan Televisi
                Republik Indonesia             Affiliate                 Operating revenues - MIDI and
                                                                            marketing expenses (advertising)

     17.     Government of the Republic of                               Dividend payable and
                Indonesia                      Stockholder                  interest-bearing loan

     18.     PT Elektrindo Nusantara           Affiliate                 Operating revenues - cellular,
                                                                            international calls and MIDI

     19.     Lembaga Kantor Berita
                Negara Antara                  Affiliate                 Operating revenues - MIDI

     20.     PT Angkasa Pura                   Affiliate                 Operating revenues - MIDI
     21.     PT Napsindo Primatel
                International                  Affiliate                 Operating revenues - cellular and
                                                                            international calls

     22.     PT Garuda Indonesia               Affiliate                 Operating revenues - MIDI

     23.     Kantor Pos dan Giro Besar I       Affiliate                 Mailing expense

     24.     Sistelindo                        Associated company        Operating revenues - MIDI

     25.     Patrakomindo                      Affiliate                 Operating revenues - MIDI

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


26.  DERIVATIVE INSTRUMENTS

     Lintasarta identifies its currency exposures emanating from specific business transactions as well as translation risks. It uses a combination of natural hedges and derivative hedging to manage currency exposures.

     To manage its inherent currency risk in operations and translation, Lintasarta adopted the policy of billing some of its customers and paying some of its suppliers in U.S. dollars. For its specific currency and interest rate risks on its foreign currency denominated debt, Lintasarta uses authorized cross currency swap and interest rate swap contracts. Lintasarta entered into these contracts at the time the foreign currency denominated debts were obtained, as required under the loan agreement with the lenders (see Note 14).

     Lintasarta does not engage in any speculative derivative transaction. All of Lintasarta's derivative instruments are not designated as hedging instruments for accounting purposes.

     The following are the details of the derivative contracts:

     a. In 1997, Lintasarta entered into a foreign currency swap contract with Amex to hedge its foreign currency loan. Under the terms of the agreement, Lintasarta will swap a total of Rp 37,200 for U.S.$ 12,000 in five years. The currency swap will be done in five equal installments on the 9th of November each year, starting in 1998, with the final exchange being made on May 9, 2002. The contract provides for Lintasarta to make semi-annual premium payments at 15.9% per annum if the 6-month LIBOR is less than 6.25% on reset dates, or 6-month LIBOR plus 10% if the 6-month LIBOR is at or greater than 6.25% on reset dates.

     b. In 1997, Lintasarta entered into a foreign currency swap contract with Niaga to hedge its foreign currency loan. Under the terms of the contract, Lintasarta will swap a total of Rp 36,405 for U.S.$ 15,000 in five years. The currency swap will be done in five equal installments on the 9th of November each year, starting in 1998, with the final exchange being made on May 9, 2002. The agreement provides for Lintasarta to make semi-annual premium payments equivalent to 6-month U.S. dollar LIBOR minus 2.2%. In 1999, Lintasarta terminated this foreign currency swap contract and received cash amounting to U.S.$ 7,425, and paid the cash received to Amex as upfront fee to replace the foreign currency swap contract with Niaga. Under the terms of the new agreement with Amex, Lintasarta will swap a total of Rp 29,124 for U.S.$ 12,000 in three years. The currency swap will be done in four equal installments on the 9th of November each year, starting in 1999, with the final exchange being made on May 9, 2002. The contract provides for Lintasarta to make semi-annual premium payments of 6-month LIBOR plus 1.36%.

     c. Under Lintasarta's knock-out interest rate swap agreement with Amex, Lintasarta and Amex agreed to exchange, at semi-annual intervals, the difference between Lintasarta's fixed pay rate of 7.45% per annum and the floating pay rate of 6-month U.S. dollar LIBOR plus 1.35%. No payment shall be made by either party if the 6-month LIBOR set of the floating side of the swap is equal to or greater than 6.8%. The notional amount of this contract is U.S.$ 27,000 until November 9, 1998, after which it shall be gradually reduced to the following:

         U.S.$ 22,000  -   November 10, 1998 to November 9, 1999
         U.S.$ 17,000  -   November 10, 1999 to November 9, 2000
         U.S.$ 12,000  -   November 10, 2000 to November 9, 2001
         U.S.$  7,000  -   November 10, 2001 to May 9, 2002

         On April 5, 2002, Lintasarta settled all the above-mentioned derivative instruments.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

27.  COMMITMENTS AND CONTINGENCY

     a. As of March 31, 2002, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to U.S.$ 133,809 and Rp 92,982 .

         The significant commitments on capital expenditures are as follows:

         .  PT Ericsson Indonesia ("Ericsson")

            - On June 14, 2002, IM3 entered into an agreement with Ericsson for the latter to procure the infrastructure and installation of GSM 1800 - 1st improvement, 2nd improvement, and 3rd improvement for contract amounts of Rp 98,288 and U.S.$ 95,649. As of March 31, 2003, IM3 has paid Rp 23,910 and U.S.$ 56,280 to Ericsson. The balance will be paid in accordance with the completion of each system, which is assumed to be completed by June 2003.

            - On September 14, 2001, IM3 entered into an agreement with Ericsson for the latter to provide and install indoor Base Transceiver Station ("BTS") for contract prices of U.S.$ 2,181 and Rp 5,399. On May 13, 2002, IM3 and Ericsson amended the contract prices to U.S.$ 2,381 and Rp 5,301. As of March 31, 2003, the percentage of completion of the installation is 100%.

            - On October 3, 2000, Company entered into an agreement (which was later transferred to IM3) with Ericsson for the latter to procure the infrastructure and installation of GSM 1800 for contract amounts of Rp 436,784 and U.S.$ 77,877. On May 13, 2002, IM3 and Ericsson amended the contract amounts to Rp 461,629 and U.S.$ 80,737. As of March 31, 2003, IM3 has paid Rp 461,629 and U.S.$
               80,737 to Ericsson.

         . On May 16, 2002, Satelindo and Alcatel CIT and PT Alcatel Indonesia ("Alcatel") entered into a Frame Agreement on Equipment whereby Satelindo signified its interest in purchasing from Alcatel certain software applications and new operating capability in the 1800 Mhz frequency band and in expanding its customer services to encompass GPRS technology.

            Satelindo committed to place Purchase Orders ("POs") for the purchase of equipment and/or services for a minimum value of U.S.$ 49,000 under its Roll-out 2002 program, provided however that if this minimum value is not reached, Satelindo shall not be entitled to the discounts stipulated in the above agreement.

         . On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network ("PLMN") Agreement that was subsequently amended on March 28, 2002.

            Satelindo has decided to procure a GSM PLMN in order to fulfill its operational requirements and has already appointed Siemens AG to design, manufacture, deliver, install and commission a system in defined regions of Indonesia.

            In the event that the aggregate amount of POs issued under Satelindo's Roll-out 2002 program equals or exceeds the amount of U.S.$ 30 million (excluding training, maintenance, "Original External Manufacturer" or OEM, "Intelligent Network" or IN, and "Microwave") and provided there is no default in payments, Satelindo shall have the right to order, free of charge, Base Transceiver Station ("BTS") and/or Base Station Controller ("BSC") equipment up to the maximum aggregate amount of 3% times the sum of the BTS and BSC purchase price value in U.S. dollar.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


27.  COMMITMENTS AND CONTINGENCY (continued)

     b. As of March 31, 2003, commitments made by the Company and IM3 under operating lease agreements amounted to U.S.$ 2,040 and Rp 12,775, with the following maturities :

                                              U.S.$           Rp
                                          ------------   ------------
              Less than 1 year                   1,065              -
              Between 1 and 5 years                975         12,775

     c. In 1994 and 1998, the Company was appointed as a Financial Administrator ("FA") and Central Billing Party ("CBP"), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network ("APCN") submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN's IRU and Defined Underwritten Capacity ("DUC") and Occassional Commercial Use ("OCU") service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company's books. However, the Company is managing these funds in separate accounts. As of March 31, 2002, the total funds related to these transactions (including interest earned) amounted to U.S.$ 38,283. Besides the funds from the sale of IRU, the members of the consortium also receive the interest earned by the above funds.

     d. On January 26, 2000, Satelindo entered into a revolving credit facility agreement ("Alcatel revolving facility") with Electro Banque, Paris, for a credit facility amounting to U.S.$ 25,000. The credit facility may be utilized to finance the part of equipment and services which will be supplied by Alcatel CIT and Enkomindo. As of March 31, 2002, Satelindo has not utilized this credit facility.

     e. On August 19, 2002 and September 18, 2002, IM3 entered into agreements with Mandiri for the opening of LCs amounting to U.S.$ 27,983 and U.S.$ 3,773, respectively, to be made available upon dates agreed upon, subject to the terms and conditions that are met in such agreements and shall be terminated on February 15, 2003. These facilities bear interest at LIBOR + 2% per annum.

         The LCs (usance) are intended for the purpose of GSM 1800 equipment installation and availment of services from Ericsson.

         As of March 31, 2003, the unused LC facilities amount to U.S.$ 14,662.

     f. Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance ("MOF") of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government's dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders' Annual General Meeting.

         The penalties amounted to Rp 20,633 and Rp 38,096 for the dividends from the Company's net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision.

         The Company did not accrue any penalties on the dividends because, in the opinion of the Company's legal counsels, the MOF had no basis to impose the penalties.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


28.  DEBTS RESTRUCTURING

     a. On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed the MRA between itself and its lenders. The carrying amount of the long-term debts amounted to U.S.$ 468,705 as of May 30, 2000. Satelindo did not recognize a gain on restructuring since the total payments of principal and interest to be made over the remaining term of the debts exceed the carrying amount of the long-term debts.

         The new terms and conditions of Satelindo's debts pursuant to the provisions of the MRA are summarized as follows (see Note 14):

         1.   Ex - IBRA Term Loan

              The new terms and conditions of the facility are as follows:

              Lender                        IBRA
              Principal                     U.S.$ 65,402
              Interest                      LIBOR plus 2.5%

         2.   Term Loan with PT Bank Paribas - BBD

              The new terms and conditions of this facility are as follows:

              Facility Agent                IntesaBci S.p.A, Singapore Branch
              Principal                     U.S.$ 45,640
              Interest                      LIBOR plus 2.5%

         3.   GECA Credit

              The new terms and conditions of the facility are as follows:

              Facility Agent                Commerzbank AG, Frankfurt am Main
              Principal                     U.S.$ 108,008
              Interest                      2000 - 2003 : LIBOR plus 2.5%
                                            2004        : LIBOR plus 4.5%
                                            2005        : LIBOR plus 5.0%
                                            2006        : LIBOR plus 5.5%

         4.   Guaranteed Floating Rate Bonds

              The new terms and conditions of the facility are as follows:

              Trustee                       The Bank of New York
              Principal                     U.S.$ 214,890
              Interest                      2000 - 2003 : LIBOR plus 2.5%
                                            2004        : LIBOR plus 4.5%
                                            2005        : LIBOR plus 5.0%
                                            2006        : LIBOR plus 5.5%

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


28.  DEBTS RESTRUCTURING (continued)

         The MRA includes provisions for mandatory prepayment (under certain conditions) and voluntary prepayments. On July 28, 2002, Satelindo made mandatory prepayments totalling U.S.$ 56,250 to all of the above lenders (see Note 14).

         The schedule of the repayment of the loans is as follows:

                                                                                  Guaranteed
                                                   PT Bank                       Floating Rate
                                 Ex - IBRA      Paribas - BBD      GECA Credit       Bonds            Total
                                -----------     -------------      -----------   -------------    -------------

         June 30, 2000                3,000             2,282                -               -            5,282
         December 31, 2000            3,000             2,282                -               -            5,282
         June 30, 2001                3,000             2,282                -               -            5,282
         December 31, 2001            3,000             2,282                -               -            5,282
         June 30, 2002               12,200             9,128                -               -           21,328
         December 31, 2002           12,200             9,128                -               -           21,328
         June 30, 2003               14,500             9,128                -               -           23,628
         December 31, 2003           14,502             9,128                -               -           23,630
         April 30, 2004                   -                 -           18,001               -           18,001
         October 31, 2004                 -                 -           18,001               -           18,001
         December 31, 2004                -                 -                -          71,630           71,630
         April 30, 2005                   -                 -           18,001               -           18,001
         October 31, 2005                 -                 -           18,002               -           18,002
         December 31, 2005                -                 -                -          71,630           71,630
         April 30, 2006                   -                 -           18,001               -           18,001
         October 31, 2006                 -                 -           18,002               -           18,002
         December 31, 2006                -                 -                -          71,630           71,630
                                 ----------        ----------        ---------      ----------       ----------
         Total                       65,402            45,640          108,008         214,890          433,940
                                 ==========        ==========        =========      ==========       ==========


     b.  Debt Facility with Alcatel CIT and Enkomindo

         In addition to the four loans above, Satelindo also converted a payable to Alcatel CIT and Enkomindo into a long-term debt facility, with details as follows:

         Lender                       Alcatel CIT and Enkomindo
         Principal                    U.S.$ 116,000
         Interest                     2000 -2003   : LIBOR plus 2.50%
                                      2004         : LIBOR plus 4.50%

         The regular repayment schedule for this debt facility is as follows:

                                                  Amount
                                          ----------------
         March 31, 2000                   U.S.$     11,600
         September 30, 2000                         11,600
         March 31, 2001                             11,600
         September 30, 2001                         11,600
         March 31, 2002                             11,600
         September 30, 2002                         11,600
         March 31, 2003                             11,600
         September 30, 2003                         11,600
         March 31, 2004                             11,600
         September 30, 2004                         11,600
                                          ----------------
         Total                            U.S.$    116,000
                                          ================

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

29.  TARIFF SYSTEM

     a.  International telecommunications services

         The service rates ("tariffs") for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union ("ITU"). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone ("CCITT"). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

         The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right ("SDR") or the Gold franc that is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

         The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rate is generally higher than the accounting rate. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

     b.  Cellular services

         Tariff for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed "Ministry of Communications"). Under this regulation, the cellular tariff consists of the following:

         .  Connection fee
         .  Monthly charges
         .  Usage charges

         The maximum tariff for connection fee is Rp 200,000 per new connection number. The maximum tariff for monthly charge is Rp 65,000. Usage charges consist of the following:

         1. Airtime

            The maximum airtime tariff charged for "origin" cellular is Rp 325/minute. The details of the tariff system are as follows:

            a. Cellular to cellular     : 2 times airtime rate
            b. Cellular to PSTN         : 1 time airtime rate
            c. PSTN to cellular         : 1 time airtime rate
            d. Card phone to cellular   : 1 time airtime rate plus 41% surcharge

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

29.  TARIFF SYSTEM (continued)

     b. Cellular services (continued)

        2.  Usage

            a. Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

            b. Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call ("SLJJ") for a PSTN subscriber.

            The maximum tariff for active roaming is Rp 1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

            Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

30.  INTERCONNECTION TARIFFS

     Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The regulation has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN and other domestic PSTN.

     Based on the decree of the Ministry of Communications, the interconnection tariff arrangement is as follows:

     1.  Structure of the Interconnection Tariff

         a. Between international and domestic PSTN

            Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the new interconnection tariffs are as follows:

                                                          Tariff                        Basis
                                                   -----------------------   ------------------------------
            Access charge                          Rp 850 per call           Number of successful outgoing
                                                                             and incoming calls
            Usage charge                           Rp 550 per paid minute    Duration of successful outgoing
                                                                             and incoming calls
            Universal Service Obligation ("USO")   Rp 750 per call           Number of successful outgoing
                                                                             and incoming calls

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

30.  INTERCONNECTION TARIFFS (continued)

     1.   Structure of the Interconnection Tariff (continued)

         a.  Between international and domestic PSTN (continued)

             For a ten-year period effective January 1, 1995, the Company is exempted from the obligation to pay USO to Telkom.

             Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier's international telecommunications revenue.

         b.  Between cellular telecommunications network and domestic PSTN

              Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 ("Decree No. 46") dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

              (1) Local Calls

                  For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls. For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

              (2) SLJJ

                  For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

                  For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

         c. Between cellular telecommunications network and another cellular telecommunications network

             Based on Decree No. 46, the interconnection tariffs are as follows:

             (1) Local Calls

                 For local calls from a cellular telecommunications network to another, the "origin" cellular operator pays the airtime to the "destination" cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

30.  INTERCONNECTION TARIFFS (continued)

     1. Structure of the Interconnection Tariff (continued)

        c. Between cellular telecommunications network and another cellular telecommunications network (continued)

           (2) SLJJ

               For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

        d. Between international PSTN and cellular telecommunications network

           Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in "a" above. However, up to December 31, 2002, as agreed mutually with the cellular telecommunications operators, Satelindo and the Company still applied the original contractual sharing agreements regarding the interconnection tariffs (see Note 31).

        e. Between international gateway exchanges

           Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

     2.  Revenue Sharing

         Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

31.  INTERCONNECTION AGREEMENTS WITH SEVERAL CELLULAR TELECOMMUNICATIONS
     OPERATORS

     The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or "Excelcom" and PT Komunikasi Selular Indonesia or "Komselindo" (for the interconnection agreement with Telkomsel, see Note
     25). The principal matters covered by the agreements are as follows:

      . The Company's and Satelindo's international gateway exchanges are interconnected with mobile cellular telecommunication operators' networks to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

31. INTERCONNECTION AGREEMENTS WITH SEVERAL CELLULAR TELECOMMUNICATIONS OPERATORS (continued)

      . The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators' revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

      . Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with the above operators' network, enabling the above operators' customers to make calls/send short messages services ("SMS") to or receive calls/SMS from Satelindo's and IM3's customers.

      .  The agreements are renewable annually.

      As of December 31, 2001, there have been neither extensions nor terminations upon the expiration of the agreements. The Company, Satelindo and IM3 and the above operators still continue their business under the agreements by applying the original compensation formula.

32.   SEGMENT INFORMATION

      The Companies manage and evaluate their operations in three major reportable segments: international calls, cellular and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets.

      The accounting policies of the operating segments are the same as those described in "Summary of Significant Accounting Policies" (see Note 2s). Except for entities with one operating segment, interest income is not reported on an operating segment basis because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and Income Tax are also not reported on an operating segment basis because they are not considered in the performance evaluation by the Companies' management.

      Inter-segment pricing is determined on an arm's length basis.

      Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

      Consolidated information by industry segment follows:

These consolidated financial statements are originally issued in Indonesian language.


            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 AND 2003
         (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

32.  SEGMENT INFORMATION (continued)

                                                              Major Segments
                                               --------------------------------------------
                                                                                                 Other       Segment
                                                Cellular   International Calls      MIDI        Services      Total
                                               ----------  -------------------    ---------     --------    ----------
     2002
     ----
     Revenues from external customers             657,428              529,717      303,723      29,621     1,520,489
     Intersegment revenues                          4,954                7,458       10,506       1,164        24,082
     Operating income (loss)                      131,953              293,215       49,926        (810)      474,284
     Depreciation                                 297,394               37,500       63,610         702       399,206
     Segment profit (loss)                          7,789              282,035       39,134      (2,359)      326,599
     Segment assets                             9,711,059            2,400,184    2,808,862     142,372    15,062,477
     Segment liabilities                        1,848,460              888,413      444,047      58,638     3,239,558
     Expenditures for segment assets              331,298               13,118       59,139         544       404,099

     2003
     ----
     Revenues from external customers           1,192,332              545,066      348,418      15,063     2,100,879
     Intersegment revenues                        139,096               29,279       26,771       3,078       198,224
     Operating income (loss)                      197,599              295,807       69,836      (5,712)      557,531
     Depreciation                                 378,277               41,825       70,608         775       491,485
     Segment profit                               (46,394)             280,627       52,543      (4,405)      282,371
     Segment assets                            13,973,424            2,547,370    2,845,091     130,203    19,496,089
     Segment liabilities                        5,847,030            1,023,057      602,938      27,049     7,500,074
     Expenditures for segment assets              670,728                6,827       85,931       9,887       773,373

     Reconciliations:

                                                   2002                2003
                                               -----------         -----------
     Revenues
     --------
     Total revenues for reportable segments      1,490,868           2,085,814
     Other revenues                                 29,621              15,063
     Elimination of intersegment revenues          (24,082)           (198,224)
                                               -----------         -----------
     Net Revenues *)                             1,496,407           1,902,653
                                               ===========         ===========
     Operating Income
     ----------------
     Total operating income for reportable
         segments                                  475,094             563,242
     Other operating loss                             (810)             (5,712)
     Elimination of intersegment revenues          (24,082)           (198,224)
     Elimination of intersegment operating
         expenses                                   23,323             212,029
                                               -----------         -----------
     Operating Income *)                           473,525             571,335
                                               ===========         ===========
     Profit (Loss)
     -------------
     Total profit for reportable segments          328,957             286,775
     Other profit (loss)                            (2,359)             (4,405)
     Elimination of intersegment profit           (152,419)             20,029
     Unallocated amounts:
         Interest income                            91,399              27,616
         Gain on foreign exchange - net            228,312              16,813
         Equity in net income
             of associated companies               196,017               3,001
         Interest expense                         (104,487)           (164,662)
         Consultancy fees                                -              (1,730)
         Other income (expenses) - net             (34,507)             37,128
                                               -----------         -----------
     Income Before Income Tax *)                   550,913             222,565
                                               ===========         ===========

            PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 2002 AND 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


32.  SEGMENT INFORMATION (continued)

                                                   2002               2003
                                               -----------         -----------
     Assets
     ------
     Total assets for reportable segments       14,920,105          19,365,887
     Other assets                                  142,372             130,203
     Elimination of intersegment assets         (7,442,701)        (11,490,403)
     Other unallocated amounts                  14,036,983          14,216,789
                                               -----------         -----------
     Total Assets *)                            21,656,759          22,222,474
                                               ===========         ===========

     Liabilities
     -----------
     Total liabilities for reportable segments   3,180,920           7,473,025
     Other liabilities                              58,638              27,049
     Elimination of intersegment liabilities       185,692             (74,389)
     Other unallocated amounts                   7,297,043           4,139,445
                                               -----------         -----------
     Total Liabilities *)                       10,722,294          11,565,130
                                               ===========         ===========
         * as reflected in the consolidated balance sheets/statements of income

33.  CURRENT ECONOMIC CONDITION

     Indonesia continues to experience economic difficulties due to volatile exchange rates and interest rates, general price increases of commodities and services, lack of liquidity and tightening of available credit. These factors have slowed down economic activities.

     In response to these economic events, the Companies have adopted more stringent criteria in the evaluation of their investment activities, intensified their collection efforts and implemented a cost-consciousness program. In addition, Satelindo also restructured its loans from its creditors in May 2000 and increased its investment, primarily in the cellular business, after the limit on the allowable amount for annual capital expenditures has been waived by the creditors (see Note 14). The Companies will continue to adopt these measures and will initiate other measures to address the economic difficulties.

     The resolution of the current economic difficulties depends on the fiscal, monetary and other measures that have been and will be taken by the Government, actions which are beyond the Companies' control. It is not possible to determine the future effects a continuation of the current economic condition may have on the Companies' liquidity and earnings, including the effect flowing through from its customers, suppliers and stockholders.

34.  SUBSEQUENT EVENTS

     Based on BOD Decree PT Indosat Tbk No 009/ DIREKSI/2003 dated April 21, 2003, the composition of the Board of Director is as follows:

     President Director                              Widya Purnama
     Vice President Director                         Ng Eng Hoe
     MIDI Director                                   Junino Jahja
     Network Infrastructure Director                 Wityasmoro Sih Handayanto
     Marketing Cellular Director                     Hasnul Suhaimi
     Fixed Telecom Director                          Emil Soedarmo
     Network Integration Director                    Joseph Chan Lam Seng
     Finance Director                                Nicholas Tan Kok Peng
     Business Development Director                   Raymond Tan Kim Meng

These consolidated financial statements are originally issued in Indonesian language.

            PT INDONESIAN SATELITTE CORPORATION Tbk AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            March 31, 2002 and 2003
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

35.  RECLASSIFICATION OF ACCOUNTS

     Following are the accounts in the 2002 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2003 consolidated financial statements unless otherwise stated:

        No.          As Previously Reported              As Reclassified                        Amount
     --------    ------------------------------    ----------------------------          --------------------
        1.       Prepaid expense and other         Prepaid tax and expenses                            79,945
                     current assets                Other current assets                                65,505

        2.       Due from related parties          Accounts receivable -
                                                      others - related parties                      1,808,523

        3.       Non-current assets - others       Long-term advances                                 227,006

        4.       Accrued expenses                  Long term debt - third parties                      35,051
                                                    Bonds payable                                      82,586

        5.       Other current liabilities         Procurement payable                              1,111,171

        6.       Operating expenses -              Operating revenues -
                 compensation to                     cellular                                          46,393
                 telecommunications
                 carriers and service
                 providers

        7.       Operating expenses -              Operating expenses -
                     administration and general      personnel costs                                    4,581

        8.       Operating expenses -              Operating expenses -
                     leased circuit                  compensation to                                   35,572
                                                   telecommunications
                                                   carriers and service
                                                   providers

        9.       Operating expenses -              Operating expenses -
                     other cost of service           leased circuit                                     9,327

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Perusahaan Perseroan (Persero) P.T.
                                        Indonesian Satellite Corporation


Date: May 8, 2003                       By: /s/ Widya Purnama
                                           -------------------------------
                                           Name: Widya Purnama
                                           Title: President